Filed under Rule 424(b)(3)
Registration No. 333-107254

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 16, 2003)

XO Communications, Inc.

Rights Offering

7,496,606 Shares of Common Stock, $0.01 par value,

at $5.00 per share

      We have issued transferable rights to our senior secured creditors of record as of November 15, 2002. These rights, which we refer to as Transferable Rights, entitle their holders to purchase an aggregate of 7,496,606 shares of our common stock, $0.01 par value, at a purchase price of $5.00 per share. We refer to this common stock as our New Common Stock. The Transferable Rights will expire at 5:00 p.m., New York City time, on January 5, 2004, the Transferable Rights Expiration Date. Each Transferable Right entitles its holder to purchase one share of New Common Stock at any time prior to the Transferable Rights Expiration Date, in accordance with the terms and conditions described herein.

      Our New Common Stock is quoted on the Nasdaq over-the-counter bulletin board at www.otcbb.com, or OTCBB, and in the Pink Sheets at www.pinksheets.com, under the symbol “XOCM,” but is not listed on any national or regional securities exchange or quoted through NASDAQ. On December 2, 2003, the last reported sale price for our New Common Stock on the OTCBB was $4.99 per share.

      In January, 2003, we emerged from Chapter 11 reorganization proceedings, and are making this offering, which we call the Offering, as required by our Chapter 11 plan of reorganization.

      On November 14, 2003, the first stage of the Offering, in which we issued non-transferable rights to our pre-petition junior creditors and shareholders, closed. In that stage, rights to purchase 32.5 million shares of New Common Stock at $5.00 per share for an aggregate purchase price of $162.5 million were exercised. Those shares and the shares issuable upon the exercise of rights in the second stage of the Offering will be issued after the closing of the second stage of the Offering.

      The net proceeds received by us from the Offering will be used to repay and reduce our outstanding secured debt.

      The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement.

      In this prospectus supplement, “XO Parent”, refers to XO Communications, Inc., a Delaware corporation, and not to its current or future subsidiaries unless the context otherwise requires or as expressly stated. The “Company”, “XO”, “we”, “us” and “our” each refers to XO Parent and its current subsidiaries, unless the context otherwise requires or as expressly stated. Any capitalized term not defined herein is used as defined in the prospectus dated October 16, 2003, which we refer to as the Prospectus.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. WE URGE YOU TO CAREFULLY READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 22 OF THE ACCOMPANYING PROSPECTUS BEFORE YOU MAKE ANY INVESTMENT DECISION.

The date of this prospectus supplement is December 5, 2003.

CAUTIONARY STATEMENTS CONCERNING
FORWARD-LOOKING INFORMATION

      Some statements and information contained in this prospectus supplement are not historical facts, but are “forward-looking statements,” as such term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding:

•	our services, including the development and deployment of data products and services based on IP, Ethernet and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network and back office systems, including with respect to the development of IP protocols;

•	liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness; and

•	trends related to and expectations regarding the results of operations in future periods, including but not limited to those statements set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2003” included at page SF-2 of this prospectus supplement.

      All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from our actual experience involving any one or more of these matters and subject areas. The operation and results of our business also may be subject to the effect of other risks and uncertainties, in addition to the relevant qualifying factors identified in the “Risk Factors” section commencing on page S-5 and elsewhere in this prospectus supplement, in the “Capital Resources and Liquidity Assessment” discussion included in page SF-13 of this prospectus supplement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Nine Months Ended September 30, 2003” and the “Risks and Uncertainties” discussion in our 2002 Annual Report, including, but not limited to:

•	general economic conditions in the geographic areas that we are targeting for the sale of telecommunications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	the quality and price of similar or comparable telecommunications services offered, or to be offered, by our current or future competitors; and

•	future telecommunications-related legislation or regulatory developments and the conduct of incumbent carriers in reaction to such developments.

      Many factors mentioned in our discussion in this prospectus supplement will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Forms 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission, which we also refer to as the Commission.

      Before making an investment decision, you should carefully read this entire prospectus supplement and the accompanying Prospectus, especially the “Risk Factors” section beginning on page S-5 of this prospectus supplement and on page 22 of the accompanying Prospectus and the “Where You Can Find More Information” section beginning on page S-15 of this prospectus supplement. Unless otherwise indicated, financial information included in this prospectus supplement is presented on an historical basis.

THE OFFERING

The Company	XO Communications, Inc. and its subsidiaries provide a comprehensive array of voice and data telecommunications services to business customers. Our voice services include local and long distance services, both bundled and stand-alone, other voice-related services such as conferencing, interactive voice response, domestic and international toll free services and voicemail, and transactions processing services for prepaid calling cards. Our data services include Internet access, private data networking, including dedicated transmission capacity on our networks, virtual private network services and Ethernet services, and hosting services. We also combine many of these services in flat rate service packages. These services are offered to a variety of customers, including small, medium and large retail businesses, multi-location businesses, local, state and federal governments and carrier or wholesale customers.

We conduct our business primarily through the more than 60 subsidiaries we own and manage. Our principal executive and administrative offices are located at 11111 Sunset Hills Road, Reston, Virginia 20190, our telephone number is (703) 547-2000, and our Internet address is www.xo.com.

Rights Offering

Eligible Participants	Holders, as of November 15, 2002, of XO Parent’s pre-petition senior secured lenders claims

Transferable Subscription Rights	On December 5, 2003, XO Parent will issue, and the Rights Agent will deliver to the holders of pre-petition senior secured lenders claims, 7,496,606 Transferable Subscription Rights. Such distribution will be made on a pro rata basis, based upon the amount of each such holder’s claim. Each Transferable Subscription Right may be exercised with the payment of $5.00 into one share of New Common Stock.

Optional Exercise	Transferable Subscription Rights may be exercised until the Transferable Rights Expiration Date. Any Transferable Subscription Rights not exercised prior to 5:00 p.m., New York City time, on the Transferable Rights Expiration Date will be cancelled.

Transferable Rights Expiration Date	January 5, 2004

Other Terms of the Offering

No Interest on Payments	No interest will be paid with respect to any amounts received by the Rights Agent.

New Common Stock Distribution Date	No shares of New Common Stock will be issued until the completion of the Offering. We will distribute the New Common Stock issued in the Offering as soon as commercially practicable after the Transferable Rights Expiration Date.

Overpayments	The Rights Agent will return to you or your broker, as applicable, by check or wire transfer any amount which you or your broker have overpaid in the Offering, as soon as commercially practicable after the Transferable Rights Expiration Date.

Rights Agent	American Stock Transfer & Trust Company

Information Agent	MacKenzie Partners, Inc.

Use of Proceeds	The net proceeds of this Offering will be used to repay and reduce our outstanding secured debt.

OTCBB and Pink Sheets symbol	“XOCM”

INFORMATION AGENT

The Information Agent for the Rights Offering is:

MacKenzie Partners, Inc.
105 Madison Avenue, 14th Floor
New York, NY 10016
Attn: Robert Marese
(212) 929-5500
Toll-Free (800) 322-2885
proxy@mackenziepartners.com

RIGHTS AGENT

The Rights Agent for the Rights Offering is:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Shareholder Relations Department
Toll Free: (877) 248-6417

IMPORTANT DATES TO REMEMBER

Event	Date

Record Date	November 15, 2002
Subscription Period	December 5, 2003 to January 5, 2004
Transferable Rights Expiration Date*	January 5, 2004

(a)	* Eligible Participants exercising rights or brokers exercising rights on their behalf must deliver to the Rights Agent by the expiration date (i) the properly completed and executed original rights certificates and (ii) payment as discussed above.

RISK FACTORS

      Before exercising any rights, you should carefully read the following risk factors relating to this Offering and the cautionary discussion of risks and uncertainties under “Risk Factors” on page 22 of the Prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here and in the Prospectus could also adversely affect us.

      The price of our New Common Stock may decline before or after the Transferable Subscription Rights expire.

      The public trading market price of our New Common Stock may at any time be below $5.00 per share after you exercise your Transferable Subscription Rights. If that occurs, you will have bought or committed to buy New Common Stock at a price above the prevailing market price and you will have an unrealized loss. Moreover, you may not be able to sell any New Common Stock you purchase at a price equal to or greater than the subscription price.

      Even if the public trading market price of our New Common Stock is above $5.00 on the date you exercise your Transferable Subscription Rights, you might not be able to realize a profit on your investment. The small existing public float of the New Common Stock makes it very difficult, if not impossible, to hedge your investment. The average daily volume of New Common Stock traded on the OTCBB and the Pink Sheets for the five day period of November 25, 2003 to December 2, 2003 was 190,112 shares. If the market for our New Common Stock remains small and illiquid after the Offering, your ability to sell shares of New Common Stock at a price at or above $5.00 may remain severely limited.

      Once you exercise your Transferable Subscription Rights, you may not revoke your commitment.

      Once you exercise your Transferable Subscription Rights, you may not revoke your commitment. Therefore, even if circumstances arise after you have subscribed in the Offering that change your mind about investing in our New Common Stock, you will nonetheless be legally bound to proceed.

      You will need to act promptly and follow instructions carefully if you want to exercise your Transferable Subscription Rights.

      Eligible participants and, if applicable, brokers acting on their behalf, who desire to purchase New Common Stock in this Offering must act promptly to ensure that all required certificates and payments are actually received by the Rights Agent, American Stock Transfer & Trust Company, before the Transferable Rights Expiration Date. If you or your broker fails to properly complete and sign the required rights certificate or forms, sends an incorrect payment amount, or otherwise fails to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor the Rights Agent undertake any responsibility or obligation to contact you concerning, or attempt to correct, an incomplete or incorrect rights certificate or payment or contact you concerning whether a broker holds Transferable Subscription Rights on your behalf. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures. Any personal check used to pay for New Common Stock must clear before the Transferable Rights Expiration Date, and the clearing process may require five or more business days.

      You should not consider the subscription price as an indication of the value of our company or our New Common Stock.

      The Plan of Reorganization sets forth all the terms and conditions of this Offering, including the subscription price. The subscription price was negotiated with holders of loans under the Pre-Petition Credit Facility in 2002 and does not necessarily bear any relationship to our past or future operations, cash flows, current financial condition, or any other established criteria for value including market value of New Common Stock. As a result, you should not consider the subscription price as an indication of our value or that of our New Common Stock.

      The ability of holders of Transferable Subscription Rights to sell their Transferable Subscription Rights may be limited.

      XO is not applying for listing of the Transferable Subscription Rights on the Nasdaq National Market System or the New York Stock Exchange. XO cannot provide any assurances that holders of Transferable Subscription Rights will be able to transfer their Transferable Subscription Rights on the OTCBB or the pink sheets. If no public market for Transferable Subscription Rights develops, it may be difficult for holders of Transferable Subscription Rights to make sales or obtain timely and accurate quotations with respect to trading of Transferable Subscription Rights. Even if the Transferable Subscription Rights trade on the OTCBB or the pink sheets, the market price of the Transferable Subscription Rights could be subject to significant fluctuations in response to various factors and events including the depth and liquidity of the trading market for such Transferable Subscription Rights and variations in the Company’s operating results.

      Market prices of securities of telecommunications companies such as XO have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or in earnings before interest, income taxes, depreciation and amortization from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of the Transferable Subscription Rights in any given period. The trading price of these securities may also be affected by developments which may not have any direct relationship with the business or long-term prospects, including reported financial results and fluctuations in the trading prices of the shares of other publicly held companies in the telecommunications industry.

      If you elect to exercise your Transferable Subscription Rights, your proposed acquisition of New Common Stock may be subject to notification obligations.

      If you intend to hold New Common Stock valued in excess of $50,000,000 as a result of exercising your Transferable Subscription Rights, your proposed acquisition may trigger notification obligations under the HSR Act, and all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘HSR Act’) will need to have expired or otherwise been terminated before you may consummate your acquisition. There can be no guarantee that the Federal Trade Commission and U.S. Department of Justice will allow such waiting periods to expire or terminate. You may consider seeking advice of legal counsel to determine the applicability of the HSR Act to your subscription.

      This Offering could result in a dilution to your percentage ownership of XO.

      If you currently hold shares of New Common Stock and do not exercise any of your rights, then your percentage ownership in XO will be reduced if other eligible participants exercise their rights. Even if you participate in this Offering, your percentage ownership of XO may be reduced depending on the number of shares for which you subscribe relative to the subscriptions of other participants.

      The estimated net proceeds from the initial stage of the offering were $161.9 million. We estimate that the proceeds from the second stage of this offering will be $37.5 million if the holders of Transferable Subscription Rights exercise their rights in full. The net proceeds of this offering will be used to repay and reduce our outstanding secured debt. All proceeds from the initial and second stages of this offering will be held in escrow until the second stage of the offering closes.

DESCRIPTION OF THE OFFERING

The Rights

      We are offering 7,496,606 shares of our New Common Stock, $0.01 par value, which remain available for subscription following the completion of the initial stage of our rights offering, at a purchase price of $5.00 per share in this Offering. We have received subscriptions for 32,503,394 shares of New Common Stock in the initial stage of our rights offering.

      In this stage of the Offering, each Transferable Subscription Right entitles a holder to purchase one share of New Common Stock for a subscription price of $5.00 per share. On December 2, 2003, the last reported sale price for our New Common Stock on the OTCBB was $4.99 per share.

Issuance of Transferable Subscription Rights

      On December 5, 2003, XO Parent will issue and the Rights Agent will deliver 7,496,606 Transferable Subscription Rights to the holders of pre-petition senior secured lenders claims. Such distribution will be made on a pro rata basis, based upon the amount of each such holder’s claim. These Transferable Subscription Rights will be exercisable until January 5, 2004, 5:00 p.m., New York City time.

      Transferable Subscription Rights have firm subscription rights, but do not have any oversubscription rights.

Record Date and Eligible Participants

      The record date of the Offering is November 15, 2002. Only holders of pre-petition senior secured lender claims of XO Parent and their transferees may participate in this Offering.

      PERSONS WHO ACQUIRED PRE-PETITION SENIOR SECURED LENDERS CLAIMS AGAINST XO PARENT AFTER NOVEMBER 15, 2002 ARE NOT ELIGIBLE TO PARTICIPATE IN THIS OFFERING. ONLY SUCH CLAIMANTS AS OF NOVEMBER 15, 2002 ARE ELIGIBLE TO PARTICIPATE IN THIS OFFERING.

Subscription Price

      The subscription price is $5.00 per share, payable in United Stated dollars by personal check, cashier’s check, money order or wire transfer. All payments must be delivered to the Rights Agent and cleared on or before the Transferable Rights Expiration Date.

No Revocation

      You will not be allowed to revoke or change your exercise of Transferable Subscription Rights after you send in your subscription forms and payment, even if you later learn new or additional information about us that you consider to be unfavorable.

Right to Block Exercise Due to Regulatory Issues

      We reserve the right to refuse the exercise of Transferable Subscription Rights by any holder of Transferable Subscription Rights who would, in our opinion, be required to obtain prior clearance or approval from any U.S. state or federal or regulatory authorities for the exercise of rights or ownership of additional shares of New Common Stock if, at the Transferable Rights Expiration Date, this clearance or approval has not been obtained. We are not undertaking to pay any expenses incurred in seeking such clearance or approval.

      We are not offering or selling, or soliciting any purchase of, shares in any state or other jurisdiction in which this offering is not permitted. We reserve the right to delay the commencement of this offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer Transferable

Subscription Rights to residents of any state or other jurisdiction whose law would require a change in this offering in order to carry out this offering in such state or jurisdiction.

Procedure

      Please do not send rights certificates or related forms to us. Please send the properly completed and executed form of rights certificate with full payment to the Rights Agent for this offering, American Transfer & Trust Company.

      To exercise Transferable Subscription Rights, the person or entity named on the Transferable Subscription Rights Certificate should:

(a)	complete and sign the original rights certificate (copies will not be accepted and unsigned certificates will not be accepted) and

(b)	return the signed original rights certificate in the envelope provided, together with payment for all shares of New Common Stock subscribed for at the subscription price of $5.00 per share in the form of either:

(i)	a check, bank draft, cashier’s check or money order in United States dollars for the full number of shares subscribed, including any over-subscription shares, payable to: American Stock Transfer & Trust Company as Rights Agent — XO Communications or

(ii)	a wire transfer of payment and notification that payment for the shares was sent prior to the final due date via wire transfer directly to a bank account maintained by American Stock Transfer & Trust Company at Chase Manhattan Bank, ABA ROUTING #: 021-000-021, for credit to Account #: 323053785, Contact: XO Communications Rights Offering.

      In any event, for your rights exercise to be valid you must deliver your subscription request before January 5, 2004, the Transferable Rights Expiration Date.

Transfer of Transferable Subscription Rights

      At any time after the issuance of Transferable Subscription Rights until 5:00 p.m., New York City time, on the Transferable Rights Expiration Date, the holder of Transferable Subscription Rights may contact the Rights Agent and effect transfers, divisions and combinations of Transferable Subscription Rights Certificates, with the form of transfer included on the reverse side of such Transferable Subscription Rights Certificate (or such other form of transfer acceptable to the Company, in its sole discretion) and request a new Transferable Subscription Rights Certificate. At such holder’s request, the Rights Agent will also deliver a copy of this prospectus supplement and the prospectus to each assignee or transferee of Transferable Certificates upon the transfer thereof.

Incomplete Forms; Insufficient Payment; Ineligible Forms

      If you do not or incorrectly indicate on your rights certificate the number of shares of New Common Stock you wish to purchase, or do not forward sufficient payment for the number of shares of New Common Stock that you indicate you wish to purchase, then we will accept the rights certificate and payment only for the maximum number of shares of New Common Stock that may be exercised based on the actual payment delivered. We will return any payment not applied to the purchase of New Common Stock under this Offering as soon as commercially practicable after the Subscription Rights Expiration Date. Interest will not be paid on amounts refunded.

No Fractional Shares

      Each Transferable Subscription Right entitles you to purchase one share of New Common Stock at the subscription price. We may, in our reasonable discretion, accept subscriptions indicating a purchase of fractional common stock by rounding down to the nearest whole share and refunding without interest any payment received for a fractional share as soon as commercially practicable after the Subscription Rights Expiration Date.

Risk of Loss on Delivery of Rights Certificate Forms and Payments

      THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE PURCHASE PRICE FOR SHARES OF NEW COMMON STOCK TO THE RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT THE CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE RIGHTS AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE SUBSCRIPTION RIGHTS EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER’S CHECK OR MONEY ORDER. PERSONAL CHECKS DRAWN UPON NON-U.S. BANKS WILL NOT BE ACCEPTED.

How Procedural and Other Questions are Resolved

      We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of Transferable Subscription Rights. Our determination of such questions will be final and binding. We, in our reasonable discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any Transferable Subscription Right because of any defect or irregularity.

      Rights certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our reasonable discretion. Neither we nor the Rights Agent have any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or any other required document. Neither we nor the Rights Agent will incur any liability for failure to give such notification.

      We reserve the right to reject any exercise of Transferable Subscription Rights if the exercise does not comply with the terms of this offering or is not in proper form or if the exercise of Subscription Rights would be unlawful or materially burdensome. See also “Right to Block Exercise Due to Regulatory Issues.”

      Notwithstanding anything contained herein, we reserve the right to accept substitute forms, pre-approved by us, in lieu of a Rights Certificate from Banks, Brokers and other Nominees. Exercise by such a pre-approved form will be considered a valid exercise in this Rights Offering.

Issuance of New Common Stock

      We will distribute the New Common Stock issued in this Offering as soon as commercially practicable after the Transferable Rights Expiration Date.

      Unless otherwise specified in writing to the Rights Agent, all other holders of Transferable Subscription Rights who purchased shares of New Common Stock in this Offering will be distributed by mail in certificated form. If you have an account with DTC and want your shares of New Common Stock to be distributed to such account, you must submit your request in writing to the Rights Agent and the Rights Agent must receive confirmation from you and DTC that you have an account with them that is eligible to receive the New Common Stock. The Rights Agent reserves the right to mail any New Common Stock in certificate form and refuse such requests in its discretion. New Common Stock purchased by the exercise of Transferable Subscription Rights will be registered in the name of the person exercising the Transferable Subscription Rights.

Common Stock Outstanding After the Rights Offering

      Assuming we issue the maximum of 40.0 million shares of New Common Stock which is currently available in this Offering (32.5 million of which were subscribed in the initial stage of this Offering) based on the number of shares of New Common Stock outstanding as of September 30, 2003, approximately 136.2 million shares of New Common Stock will be issued and outstanding after this Offering. Such newly issued shares would represent approximately 29% of the number of shares of New Common Stock outstanding thereafter, without giving effect to any exercise of warrants or stock options currently outstanding.

Fees and Expenses

      We will pay all fees charged by the Rights Agent. You will be responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Transferable Subscription Rights. Neither we nor the Rights Agent will pay these expenses.

      The Board Makes No Investment Recommendations to Eligible Participants.

      Our board of directors has approved the registration statement of which the Prospectus is a part, but has not and does not make any recommendation to you about whether you should exercise any Transferable Subscription Rights. In making the decision to exercise or not exercise your Transferable Subscription Rights, you must consider your own best interests.

      If you choose not to exercise your Transferable Subscription Rights in full and you currently hold New Common Stock, your relative ownership interest in us will be diluted. If you exercise Transferable Subscription Rights, you risk investment loss on new money invested. The trading price of our New Common Stock may decline below the subscription price. We cannot assure you that the subscription price will remain below any trading price for our New Common Stock or that its trading price will not decline to below the subscription price during or after this Offering. For a summary of some of the risks a new investment would entail, see “Risk Factors” beginning on page S-5 in this prospectus supplement and on page 22 of the accompanying Prospectus.

IMPORTANT

PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE RIGHTS CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND RIGHTS CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR RIGHTS CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR RIGHTS CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS PRIOR TO THE SUBSCRIPTION RIGHTS EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE OR MORE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER’S CHECK OR BANK DRAFT DRAWN UPON A U.S. BANK, OR A U.S. POSTAL MONEY ORDER.

Questions; Additional Information

      If you have any questions about (1) the procedure for exercising the Transferable Subscription Rights in this Offering, (2) the number of shares of New Common Stock available to you, (3) a lost or damaged rights certificate, please contact the Information Agent:

MacKenzie Partners, Inc.
105 Madison Avenue, 14th Floor
New York, NY 10016
Attn: Robert Marese
(212) 929-5500

Toll-Free (800) 322-2885
proxy@mackenziepartners.com

      If you have any questions as to whether your completed rights certificate or payment has been received, please contact the Rights Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Relations Department
Phone: (877) 248-6417

PLAN OF DISTRIBUTION

      We are offering shares of our New Common Stock directly to eligible participants pursuant to this offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of Transferable Subscription Rights in this offering and no commissions, fees or discounts will be paid in connection with it. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

      We will pay the fees and expenses of American Transfer & Trust Company as Rights Agent, and MacKenzie Partners, Inc., as Information Agent, and also have agreed to indemnify the Rights Agent and the Information Agent from any liability they may incur in connection with this offering.

      On or about December 5, 2003, we will distribute the rights certificates and copies of this prospectus supplement and the Prospectus to the eligible participants or their record holders. If you wish to exercise your rights and subscribe for newly-issued shares of our New Common Stock, you should follow the procedures described under “Description of the Offering — Procedure” on page S-8. The Transferable Subscription Rights are transferable.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion is based on the opinion of Willkie Farr & Gallagher LLP, counsel to us, and summarizes certain United States federal income tax considerations to holders of the exercise or lapse of Transferable Subscription Rights and of the disposition of the New Common Stock acquired upon the exercise of the Subscription Rights. This discussion is based on the Internal Revenue Code of 1986, as amended, or the IRC, regulations promulgated thereunder by the United States Department of Treasury, published rulings and pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date of this document. Changes in these rules, or new interpretations thereof, may have retroactive effect and could significantly affect the federal income tax consequences described below.

      No rulings or determinations of the IRS or any other taxing authority has been sought or obtained with respect to the tax considerations described herein, and the discussion below is not binding upon the IRS or any other taxing authority. No assurance can be given that the IRS will not assert, or that a court will not sustain, a different position from any discussed herein.

      The following discussion applies only to U.S. persons who hold the Transferable Subscription Rights and New Common Stock acquired upon the exercise of the Transferable Subscription Rights as capital assets within the meaning of Section 1221 of the IRC. This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special rules under the IRC, including, without limitation, banks and certain other financial institutions, insurance companies, tax-exempt organizations, persons that are, or hold Transferable Subscription Rights or New Common Stock through, pass-through entities, persons whose functional currency is not the United States dollar, foreign persons, dealers in securities or foreign currency, persons who received their stock pursuant to the exercise of any employee stock option or otherwise as compensation and persons holding New Common Stock that is a hedge against, or that is hedged against, currency risk or that is part of a straddle, constructive sale or conversion transaction. Furthermore, the following discussion does not address foreign, state or local tax consequences and does not address United States federal taxes other than income taxes.

      THE FOLLOWING SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS DOES NOT DISCUSS ALL OF THE FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A HOLDER OF TRANSFERABLE SUBSCRIPTION RIGHTS OR A HOLDER OF NEW COMMON STOCK. HOLDERS OF TRANSFERABLE SUBSCRIPTION RIGHTS OR NEW COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE RIGHTS OFFERING OR THE RELATED ISSUANCE OF NEW COMMON STOCK TO SUCH HOLDERS.

Basis in the Transferable Subscription Rights

      Your basis in the Transferable Subscription Rights will depend on the treatment of your claims under XO Parent’s Plan of Reorganization. The treatment of the receipt of Transferable Subscription Rights will depend on whether claims under the Pre-Petition Credit Facility are securities for tax purposes. If such claims were not securities for tax purposes, the receipt of Transferable Subscription Rights will be taxable, and you will have a fair market value basis in the Transferable Subscription Rights. If such claims were securities for tax purposes, your basis in the Transferable Subscription Rights will depend on your basis in the claims, apportioned among the consideration received under the Plan of Reorganization.

Valuation of the Transferable Subscription Rights

      The value of the Transferable Subscription Rights is relevant for determining the amount of gain or loss (where the receipt of Rights is taxable) and for determining tax basis in the Rights. Because the Transferable Subscription Rights were required to be distributed pursuant to the Plan of Reorganization, and the terms and conditions of the Rights were specified in the Plan of Reorganization, it is possible that the Transferable Subscription Rights might be treated as distributed as of the consummation of the Plan of Reorganization, and that the Transferable Subscription Rights should be valued as of the date of consummation. However, at the time of consummation of the Plan of Reorganization, the number of Transferable Subscription Rights to be issued to a particular holder was, at least in part, dependent on a number of contingencies (such as disputed claims and exercise of Transferable Subscription Rights by other holders) and the time the Transferable Subscription Rights were to be issued (and therefore the period over which they could be exercised) was not fixed. Due to the lack of applicable authority, tax counsel is unable to express an opinion regarding the appropriate date for valuing the Transferable Subscription Rights, and you are urged to consult your own tax advisor concerning this issue.

Exercise of the Transferable Subscription Rights

      You will not recognize any gain or loss upon the exercise of the Transferable Subscription Rights. The basis of the New Common Stock acquired through your exercise of the Transferable Subscription Rights will be equal to the sum of the subscription price paid for the New Common Stock acquired through exercise of the Transferable Subscription Rights and your basis, if any, in the Transferable Subscription Rights. The holding period for the New Common Stock acquired through the exercise of the Transferable Subscription Rights will begin on the date the Transferable Subscription Rights are exercised.

Lapse of the Transferable Subscription Rights

      If you allow your Transferable Subscription Rights to lapse, you will recognize loss equal to the amount of your basis in the Transferable Subscription Rights.

Sale of New Common Stock

      If you sell your New Common Stock acquired through the exercise of the Transferable Subscription Rights, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your basis in the New Common Stock. Gain or loss on the sale will be long-term or short-term capital gain or loss, depending on whether you have held the shares for more than one year beginning on the date of the exercise of the rights.

LEGAL MATTERS

      The validity of the New Common Stock offered in this prospectus supplement and the Prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus supplement is a supplement to the Prospectus, which is a part of a registration statement on Form S-1 that was filed with the Securities and Exchange Commission. This prospectus supplement does not contain all of the information set forth in the registration statement. Some items may have been omitted from the prospectus supplement as permitted by the rules and regulations of the Securities and Exchange Commission. You should refer to the registration statement and its accompanying exhibits for further information with respect to the Company and the Plan of Reorganization. Statements made in this prospectus supplement as to the provisions of any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended or the Exchange Act, and, in accordance therewith, file reports and other information with the Commission. Our reports and other information we file can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Section. The Commission maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information on a delayed basis regarding registrants, including us, that file electronically with the Commission.

      Effective as of October 25, 2000, we changed our name from NEXTLINK Communications, Inc. to XO Communications, Inc. The reports and other information that we filed with the Commission prior to October 25, 2000 will be under the NEXTLINK name.

      We also post our most recent Exchange Act filings on our website at www.xo.com.

      Quotations for our New Common Stock under the symbol “XOCM” are available at www.OTCBB.com on the Nasdaq over-the-counter bulletin board and in the Pink Sheets at www.pinksheets.com.

      YOU MAY REQUEST A COPY OF OUR FILINGS AT NO COST BY (1) CALLING THE SECURITIES AND EXCHANGE COMMISSION AT 1-800-SEC-0330, OR (2) AT WWW.SEC.GOV, OR (3) AT WWW.XO.COM OR BY (4) WRITING OR (5) TELEPHONING US AT:

XO Communications, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
Attn: Investor Relations
Telephone: 1-877-444-2068

      You should rely only on the information contained in this prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of those documents.

RECENT FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2003	SF-2

Unaudited Interim Condensed Consolidated Financial Statements of XO Communications, Inc. and its Subsidiaries

Condensed Consolidated Balance Sheets for Reorganized XO as of September 30, 2003 and January 1, 2003 and for Predecessor XO as of December 31, 2002	SF-21

Condensed Consolidated Statements of Operations for Reorganized XO for the Three Months Ended September 30, 2003 and for Predecessor XO for the Three Months Ended September 30, 2002	SF-22

Condensed Consolidated Statements of Operations for Reorganized XO for the Nine Months
     Ended September 30, 2003 and for Predecessor XO for January 1, 2003 and for the Nine Months
Ended September 30, 2002	SF-23

Condensed Consolidated Statements of Cash Flows for Reorganized XO for the Nine Months
     Ended September 30, 2003 and for Predecessor XO for January 1, 2003 and for the Nine Months
Ended September 30, 2002	SF-24

Notes to Condensed Consolidated Financial Statements	SF-25

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and
for the Three and Nine Months Ended September 30, 2003

Forward-looking and Cautionary Statements

      Some statements and information contained in this document are not historical facts, but are “forward-looking statements,” as such term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding:

•	our services, including the development and deployment of data products and services based on IP, Ethernet and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network and back office systems, including with respect to the development of IP protocols;

•	liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness; and

•	trends related to and expectations regarding the results of operations in future periods, including but not limited to those statements set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally and also may materially differ from our actual experience involving any one or more of these matters and subject areas. The operation and results of our business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified in the “Capital Resources and Liquidity Assessment” discussion set forth below and the “Risks and Uncertainties” discussion and the “Risk Factors” section of our 2002 Annual Report, including, but not limited to:

•	general economic conditions in the geographic areas that we are targeting for the sale of telecommunications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	the quality and price of similar or comparable telecommunications services offered, or to be offered, by our current or future competitors; and

•	future telecommunications-related legislation or regulatory developments and the conduct of incumbent carriers in reaction to such developments.

Overview

      We provide a comprehensive array of voice and data telecommunications services to business customers. Our voice services include local and long distance services, both bundled and standalone, other voice-related services such as conferencing, domestic and international toll free services and voicemail, and transactions processing services for prepaid calling cards. Our data services include Internet access, private data networking, including dedicated transmission capacity on our networks, virtual private network services, Ethernet services, and web hosting services. We also combine many of these services in flat rate service packages. These services are offered to a variety of customers, including small, medium and large retail businesses, multi-location businesses and carrier or wholesale customers.

      To serve our customers’ broad and expanding telecommunications needs, we operate a network comprised of a series of rings of fiber optic cables located in the central business districts of numerous metropolitan areas, which we refer to as metro fiber networks, that are connected primarily by a network of numerous dedicated wavelengths of transmission capacity on fiber optic cables, which we refer to as an intercity network. By integrating these networks with advanced telecommunications technologies, we are able to provide a comprehensive array of telecommunications services primarily or entirely over a network that we own or control, from the initiation of the voice or data transmission to the point of termination, which we refer to as end-to-end service. This capability enables us to provide telecommunications services between customers connected to our network and among customers with multiple locations primarily or entirely over our network.

      To develop these networks, we have assembled metro and intercity network assets in the United States, substantially all of which we own or control through indefeasible exclusive rights or other leasing arrangements, making us a facilities-based carrier. These network assets incorporate state-of-the-art fiber optic cable, dedicated wavelengths of transmission capacity on fiber optic networks and transmission equipment capable of carrying high volumes of data, voice, video and Internet traffic. We operate 37 metro fiber networks in 22 states and the District of Columbia, including 25 of the 30 largest metropolitan areas in the U.S. We have constructed, acquired or leased many of these metro fiber networks, which consist of up to 432 strands of fiber optic cable and, in some cases, additional empty conduits through which fiber optic cable can be deployed. For our inter-city network, we have leased dedicated, high-capacity wavelengths of transmission capacity on fiber optic cables, onto which we have deployed our own switching, routing and optical equipment, which give us greater control over how voice and data information is transmitted. We also hold indefeasible exclusive rights to use 18 fiber optic strands on the routes served by our intercity networks pursuant to arrangements with Level 3 Communications, Inc, substantially all of which are unlit.

Recent Events

Changes in Certifying Accountant

      On September 24, 2003, XO notified its independent auditors, Ernst & Young LLP that XO had decided to change auditors. On September 30, 2003, the Audit Committee of XO’s Board of Directors appointed KPMG, LLP to serve as its new independent auditors for the year ending December 31, 2003. The change was effective immediately and was reported on Form 8-K filed with the Commission on September 30, 2003.

     Announcement of Offer to Acquire All of the Assets of Global Crossing Ltd. and Global Crossing Holdings Ltd.

      On May 30, 2003, we made the first of a series of offers to acquire all of the assets and business of Global Crossing Ltd. and Global Crossing Holdings Ltd, which we collectively refer to as Global Crossing, a telecommunications company which is currently in Chapter 11 reorganization proceedings. Thereafter, we made several modifications to, and enhancements of, our initial offer, and, on June 24, 2003, commenced an offer to purchase all of the senior secured debt of Global Crossing that we did not already own. To date, we paid approximately $158.5 million to acquire approximately $761.1 million principal amount of the approximately $2,214.0 million principal amount of such debt outstanding.

      The United States Bankruptcy Court for the Southern District of New York approved Global Crossing’s request to extend until November 14, 2003 the exclusivity period of its existing purchase agreement with Singapore Technologies PTE. On September 19, 2003 Global Crossing announced that it received approval from the Committee for Foreign Investment in the United States for Singapore Technologies PTE’s proposed investment in Global Crossing and on October 8, 2003 the FCC also approved this purchase agreement. Upon consummation of Global Crossings’ Plan of Reorganization, we estimate that we will receive the following in exchange for our share of Global Crossings’ pre-petition senior secured debt:

•	$105 million in cash;

•	$60 million of new senior secured notes of Global Crossing; and

•	Approximately 2% of new common stock in Global Crossing.

      However, no assurance can be made by the Company as to the timing of Global Crossing’s emergence from bankruptcy.

     Bid to Purchase Assets

      In August 2003, XO bid at a Bankruptcy Court auction on certain of the assets and business of Touch America, Inc., a facilities-based telecommunications service provider serving retail and carrier customers in the Western, Central and Southern United States. XO’s final bid of approximately $42.5 million, less $5.6 million of pass through revenue, was the second-highest bid received in the auction. As a result, under the rules governing the auction, if the winning bidder fails to close its proposed purchase, Touch America will have the right, but not the obligation, to accept XO’s final bid. However, and since XO’s final bid was subject to a number of contractual terms including, without limitation, Touch America’s compliance with representations and warranties, the absence of any material adverse change in Touch America’s business, additional covenants, regulatory approval, and other conditions, it is not known whether or not XO would be obligated to make such purchase.

     Announcement of Chief Executive Officer Appointment

      On April 28, 2003, we announced that we had hired Carl J. Grivner as our new Chief Executive Officer effective May 15, 2003. Effective May 1, 2003, Mr. Grivner joined XO as a member of the newly created Office of the Chairman. Mr. Grivner’s career in the telecommunications and technology industries spans more than 25 years. He most recently served as Chief Operating Officer of Global Crossing, Ltd. Prior to joining Global Crossing in June 2000, Mr. Grivner served as Chief Executive Officer of Worldport Communications and, before that, he served as Chief Executive Officer, Western Hemisphere, of Cable & Wireless PLC. Additionally, Mr. Grivner has held various senior executive positions at Advanced Fiber Communications and Ameritech.

     Our Chapter 11 Reorganization and Emergence

     The Reorganization Proceedings

      On June 17, 2002, XO Parent filed for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s plan of reorganization, and, on January 16, 2003, the Effective Date, XO Parent consummated the plan of reorganization and it emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet. As described in more detail in our annual report on Form 10-K for the year ended December 31, 2002 as filed with the Commission on March 21, 2003, hereinafter referred to as the 2002 Annual Report, the consummation of the Plan of Reorganization resulted in the following changes:

•	The conversion of $1.0 billion of loans under XO Parent’s pre-petition senior secured credit facility, which we refer to as the Pre-Petition Credit Facility, into $500.0 million of outstanding principal amount which we refer to as the New Credit Agreement;

•	The extinguishment of all amounts due under our pre-petition unsecured senior and subordinated notes and certain general unsecured obligations;

•	The cancellation of all outstanding shares and interest in our pre-petition preferred stock and pre-petition common stock.

•	The issuance of approximately 95.0 million shares of common stock of the reorganized Company which we refer to as the New Common Stock and warrants to purchase up to an additional 23.75 million shares of New Common Stock of the reorganized Company. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock and warrants to purchase approximately 6.2 million shares of New Common Stock in a reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims. These securities will be distributed upon final resolution of disputed XO Parent bankruptcy claims; and

•	The requirement to issue rights to subscribe for 40.0 million to 43.3 million shares of New Common Stock, at $5.00 per share, through the Rights Offering. XO Parent has registered the New Common Stock to be issued upon exercise of subscription rights in the Rights Offering and transferable subscription rights issuable to XO Parent’s affiliates in the Rights Offering in its Registration Statement on Form S-1 (Reg. No. 333-107254), which became effective on October 16, 2003. The initial stage of the Rights Offering commenced on October 16, 2003.

     Distributions to and Interests Held by Entities Controlled by Mr. Carl C. Icahn

      After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, an entity controlled by Mr. Carl C. Icahn, Chairman of XO, holds more than 80% of the outstanding shares of New Common Stock. Upon final distribution of warrants under the Plan of Reorganization, we estimate the entity controlled by Mr. Icahn will receive Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock. As entities controlled by Mr. Icahn owned portions of our pre-petition unsecured debt, they are claimants in our reorganization and will receive approximately 40% of the rights to participate in our Rights Offering. If they elect to exercise these rights they could acquire additional shares of New Common Stock. In addition, more than 90% of the $500.0 million in loans outstanding under the New Credit Agreement are held by an entity which is also controlled by Mr. Icahn.

     Accounting Impact of Implementing the Plan of Reorganization

      Due to XO Parent’s emergence from its Chapter 11 proceeding, we have implemented the “fresh start” accounting provisions of the American Institute of Certified Public Accountants, or the AICPA, Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” to our financial statements. Fresh start requires that, upon our emergence, we establish a “fair value” basis for the carrying value of the assets and liabilities for reorganized XO. Although the effective date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the Effective Date, we accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date. The January 1, 2003 balance sheet included in the accompanying condensed consolidated financial statements set forth in Item 1 above, and in note 2 to such financial statements, illustrates the impact of applying fresh start.

Comparison of Financial Results

      As a consequence of the Chapter 11 reorganization, the financial results for the three and nine months ended September 30, 2003 have been separately presented under the label “Reorganized XO” and are not comparable with prior year results. The results for “Predecessor XO” for January 1, 2003 reflect solely the impact of the application of fresh start on that date. The reorganized Company has adopted the policy of expensing customer installation costs and internal labor directly associated with network construction in the period in which the costs are incurred. The predecessor Company capitalized and amortized these costs. In accordance with SOP 90-7, the reorganized Company was required to implement newly issued accounting pronouncements that would require adoption within twelve months of applying fresh start.

      The operational results for the three and nine months ended September 30, 2003 are discussed below.

     Three and Nine Months Ended September 30, 2003 versus Three and Nine Months Ended September 30, 2002

      Revenue. Total revenue for the three months ended September 30, 2003 decreased 7.3% to $279.4 million from $301.5 million in the same period of 2002 while total revenue for the nine months ended September 30, 2003 decreased 11.6% to $849.4 million from $960.4 million for the same period of 2002. This decline is primarily due to a high level of customer disconnects due to reduced demand from other telecommunications companies as a result of a weakened economy, customer bankruptcies in the telecommunication industry, and regulatory and competitive pricing pressures across certain services. To increase sales activity in 2003, we have hired additional direct sales personnel and sales agents. Programs launched in 2002 and 2003 to decrease customer disconnects will continue. We expect that total revenue will decline in the near term as customer churn continues and the level of new customer installations lag behind increased sales productivity. Price declines in carrier long-distance services will also contribute to this trend. Revenue was earned from providing the following services (dollars in thousands):

	Reorganized XO		Predecessor XO
	Three Months Ended		Three Months Ended
	September 30,		September 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Voice services	$140,387	50.2%	$158,208	52.5%	(11.3%)
Data services	101,038	36.2%	109,892	36.4%	(8.1%)
Integrated voice and data	38,008	13.6%	33,426	11.1%	13.7%

Total revenue	$279,433	100.0%	$301,526	100.0%	(7.3%)

	Reorganized XO		Predecessor XO
	Three Months Ended		Three Months Ended
	September 30,		September 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Voice services	$441,129	51.9%	$502,363	52.3%	(12.2%)
Data services	300,336	35.4%	364,283	37.9%	(17.6%)
Integrated voice and data	107,978	12.7%	93,765	9.8%	15.2%

Total revenue	$849,443	100.0%	$960,411	100.0%	(11.6%)

      Voice services revenue includes revenue from bundled local and long distance voice services, prepaid calling card processing, and other voice telecommunications based services, interactive voice response services and stand-alone long distance services. Voice services revenue for the three months ended September 30, 2003 decreased to $140.4 million from $158.2 million for the same period of 2002, and for the nine months ended September 30, 2003, decreased to $441.1 million from $502.4 million in the same period of 2002. The decrease is primarily attributable to customer disconnects and usage reductions arising from customers’ downsizing due to the state of the domestic economy and reduced carrier access billing rates.

      Data services revenue includes revenue from Internet access, network access and web applications hosting services. Data services revenue for the three months ended September 30, 2003 decreased to $101.0 million from $109.9 million for the same period of 2002, and for the nine months ended September 30, 2003, it decreased to $300.3 million from $364.3 million for the same period of 2002. The decline was attributable to customer bankruptcies, customer disconnects, and a lower demand from large customers due to reductions in those customers’ data capacity needs.

      Integrated voice and data services revenue is generated largely from our XOptions service offerings, a flat-rate bundled package offering a combination of voice and data services. Integrated voice and data services revenue for the three months ended September 30, 2003 increased to $38.0 million from $33.4 million for the same period in 2002, and for the nine months ended September 30, 2003, it increased to $108.0 million from $93.8 million in the same period of 2002. The increase is due to the acceptance in the marketplace of our XOptions service offering.

      Costs and expenses. The table below provides costs and expenses by classification and as a percentage of revenue (dollars in thousands):

	Reorganized XO		Predecessor XO
	Three Months Ended		Three Months Ended
	September 30,		September 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Costs and expenses:
Cost of service	$106,935	38.3%	$126,215	41.9%	(15.3%)
Selling, operating and general	179,795	64.3%	175,030	58.0%	2.7%
Stock-based compensation	193	0.0%	8,776	2.9%	(97.8%)
Depreciation and amortization	28,388	10.2%	187,256	62.1%	(84.8%)
Restructuring and asset write-downs	—	—	477,250	158.3%	NM

Total	$315,311		$974,527		(67.6%)

	Reorganized XO		Predecessor XO
	Three Months Ended		Three Months Ended
	September 30,		September 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Costs and expenses:
Cost of service	$319,339	37.6%	$400,928	41.7%	(20.4%)
Selling, operating and general	510,817	60.1%	568,533	59.2%	(10.2%)
Stock-based compensation	447	0.1%	26,762	2.8%	(98.3%)
Depreciation and amortization	81,993	9.7%	516,455	53.8%	(84.1%)
Restructuring and asset write-downs	—	—	480,168	50.0%	NM

Total	$912,596		$1,992,846		(54.2%)

NM - Not Meaningful

      Cost of service. Cost of service includes expenses directly associated with providing telecommunications services to our customers. Cost of service includes, among other items, the cost of connecting customers to our networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party service providers for interconnect access and transport services. Cost of service for the three and nine months ended September 30, 2003 decreased in absolute dollars and as a percentage of revenue compared to the same period in 2002. The year over year decline was due primarily to cost optimization programs which reduced expenses by transferring traffic from leased facilities onto our owned or controlled facilities, reduced costs due to reduced revenue, and favorable resolutions of disputed third party costs during the first nine months of 2003. The decline was partially offset by our adoption of an accounting policy during the first quarter of 2003, to expense rather than defer costs associated with the installation of customer services.

      We anticipate that cost of service as a percentage of revenue will fluctuate based on trends in revenue, product mix, the impact of customer bankruptcies, the extension of services into new markets, regulatory decisions and our ability to continue favorable resolution of third party billing disputes.

      Selling, operating and general. Selling, operating and general expense includes expenses related to sales and marketing, internal network operations and engineering, information systems, general corporate office functions and collection risks. Selling, operating and general expense for the three months ended September 30, 2003 was $179.8 million versus $175.0 million for the same period in 2002. Selling, operating and general expenses for the third quarter of 2003 increased in absolute dollars and as a percentage of revenue when compared to the third quarter of 2002 due to increased costs associated with hiring, training and compensating new sales personnel. For the nine months ended September 30, 2003, selling, operating and general expense was $510.8 million versus $568.5 million for the same period in 2002. Selling, operating and general expense for the nine months ended September 30, 2003 decreased from the nine months ended September 30, 2002 in part due to cost reduction and restructuring initiatives that included significant headcount reductions. In addition, bankruptcy allowed us to reject or renegotiate many contracts and fresh start accounting required us to adjust our lease commitments and property to fair value resulting in expense savings in various contracted services, rent and property taxes. These reductions were partially offset by our adoption of the policy of expensing internal labor costs directly associated with customer installation and the construction of our network.

      We expect selling, operating and general expense to remain relatively stable in absolute dollars but increase as a percentage of revenue for the remainder of 2003 until the investment made in the expanded sales force is realized in revenue growth.

      Stock-based compensation. Stock-based compensation expense represents non-cash charges recorded in connection with the grant of compensatory stock options and restricted stock to employees whose compensation is included in selling, operating and general expense. XO incurred $8.8 million in deferred compensation expense in the third quarter of 2002 and $26.8 million in the first nine months of 2002. With respect to new grants of compensatory stock options and restricted stock the reorganized company recognized stock-based compensation expense of approximately $0.2 million and $0.4 million for the three and nine months ended September 30, 2003, respectively.

      Depreciation and amortization. As discussed above, we implemented fresh start on January 1, 2003 which resulted in a reduction of the carrying value of our property and equipment to its estimated fair value which is significantly lower than historical cost. Consequently, depreciation expense decreased to $21.8 million for the three months ended September 30, 2003, versus $161.0 million for the same period in 2002 and to $62.4 million for the first nine months of 2003 versus $437.5 million in the first nine months of 2002. Amortization expense includes the amortization of fixed wireless licenses and other intangible assets with definite lives. As a result of fresh start accounting, the carrying value of fixed wireless licenses and intangible assets was adjusted to their estimated fair value. The aggregate estimated fair value of these assets is significantly lower than their historical cost. Total amortization expense decreased to $6.5 million for the three months ended September 30, 2003 versus $26.3 million for the same period in 2002 and it decreased to $19.6 million for the first nine months of 2003 versus $79.0 million for the first nine months of 2002.

      We expect depreciation and amortization expense for the remainder of the year to continue to track with the first nine months of 2003. As of September 30, 2003, we had approximately $81.6 million of construction-in-progress plus $23.5 million of fixed wireless licenses that are not currently ready for their intended use or placed into service and, accordingly, are not currently being depreciated or amortized.

      Loss from Operations. Loss from operations was $35.9 million for the third quarter of 2003 and $63.2 million for the first nine months of 2003. As discussed above, we expect revenue to decrease and costs and expenses to increase from third quarter results. Consequently we expect our loss from operations to increase to approximately $50.0 million during the fourth quarter of 2003.

      Interest income. Interest income for the three months ended September 30, 2003 decreased to $1.0 million from $3.8 million for the same period in 2002. For the nine months ended September 30, 2003, interest income decreased to $9.3 million from $13.4 million for the same period in 2002. The decrease in interest income is due primarily to reduced interest rates on lower invested balances and our policy of not accruing interest income on our investment in debt securities of Global Crossing.

      Interest expense, net. Interest expense, net for the reorganized Company for the three and nine months ended September 30, 2003 was $5.9 million and $27.3 million, respectively. During the third quarter of 2003, we reduced interest expense by $3.5 million that had been accreted during the first half of 2003 on our unfavorable lease commitments (see note 3 to the condensed consolidated financial statements). For the three and nine months ended September 30, 2002, interest expense was $0.6 million and $225.8 million, respectively. The increase for the three months ended September 30, 2003 is due to no accrual of interest expense on our pre-petition debt in the third quarter of 2002 as we were in bankruptcy. Contractual interest was $128.5 million for the third quarter of 2002. The significant reduction for the nine months was caused by the cancellation of our pre-petition senior notes, pre-petition convertible subordinated notes and the Pre-Petition Credit Facility upon consummation of our Plan of Reorganization. Interest expense for the nine months ended September 30, 2003 primarily relates to interest on the New Credit Agreement. Any proceeds from the Rights Offering will be used to retire outstanding debt of the New Credit Agreement, discussed further in Liquidity and Capital Resources.

Critical Accounting Policies

      Our significant accounting policies are more fully described in the notes to the consolidated financial statements in our 2002 Annual Report. The preparation of the condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates and actual results could differ from those estimates and assumptions that are used to prepare our financial statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis and the accompanying condensed consolidated financial statements and footnotes provide a meaningful and fair perspective of our financial condition and our operating results for the current period. Management believes the following critical accounting policies represent the more significant judgments and estimates used in the preparation of our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q.

     Investment in Debt Securities

      Investment in debt securities at September 30, 2003 consist of investments in senior secured debt of Global Crossing, a telecommunications company which is currently in Chapter 11 reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. Accordingly, we currently report all Global Crossing debt securities at cost, which approximates fair value, and have not accrued any interest income on this investment.

     Long-Lived Assets

      Our long-lived assets include property and equipment, fixed wireless licenses, and identifiable intangible assets to be held and used. Property and equipment acquired prior to December 31, 2002 was recorded at fair value as required by fresh start, net of accumulated depreciation. Additions to property and equipment during 2003 are recorded at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of telecommunications networks and acquired bandwidth are 3 to 20 years and 5 to 7 years for furniture fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry that could impact the network architecture and asset utilization. This latter assessment is significant because we operate within an industry in which new technological changes could render some or all of our network related equipment obsolete requiring application of a shorter useful life or, in certain circumstances, a write-off of the entire value of the asset. Accordingly, in making this assessment, we consider our planned use of the assets, the views of experts both from internal and outside sources regarding the impact of technological advances and trends in the industry on the value and useful lives of our network assets. Costs of additions and improvements (other than internal labor costs related to network construction, as discussed below) are capitalized and repairs and maintenance are charged to expense as incurred. Direct external costs of constructing property and equipment are capitalized including interest costs related to construction. The reorganized Company has adopted the policy of expensing internal labor directly associated with network construction in the period in which the costs are incurred.

      Investments in fixed wireless licenses acquired prior to December 31, 2002 were recorded at their fair values at January 1, 2003, as required by fresh start. We are amortizing these over the license period of 10 years as determined by the Federal Communications Commission. Other intangibles consist of customer relationships, internally developed technology and XO’s trade name. The customer relationships and internally developed technology are being amortized using the straight-line method over the estimated useful lives of three years. The XO trade name was determined to have an indefinite life and is not being amortized, but is reviewed at least annually for impairment, as required under Statement of Financial Accounting Standards, or SFAS, No. 142 “Goodwill and Other Intangible Assets,” or SFAS No. 142.

      Depreciation or amortization of the long-lived asset begins when the asset is substantially complete or placed into service.

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. The criteria for determining impairment for long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. We believe that no impairment existed under SFAS No. 144 as of September 30, 2003. In the event that there are changes in the planned use of our long-lived assets or our expected future undiscounted cash flows are reduced significantly, our assessment of our ability to recover the carrying value of these assets under SFAS No. 144 could change.

     Revenue Recognition

      Revenues from telecommunications services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs. For example, if a customer files bankruptcy, we believe the probability of collection is weakened. Consequently, under such circumstances, although we continue to bill the customer for all services provided, we do not recognize revenue until cash is received. In addition, telecommunications customers often dispute the amounts that we invoice them due to regulatory issues, late payment fees, and early termination charges based on differences of opinion regarding contract terms or service levels. Accordingly, these billings are not considered fixed and determinable and collection of such amounts is not considered probable while these amounts are disputed, revenue recognition is deferred until the dispute is resolved and the cash is collected.

      Service discounts and incentives related to telecommunications services are recorded as a reduction of revenue when granted or ratably over a contract period. Fees billed in connection with customer installations and other non-recurring fees are deferred and recognized ratably over the estimated customer life. The estimated customer life is calculated by analyzing customer disconnects as a percentage of revenue. This calculation is reviewed every quarter.

      We establish an allowance for collection of doubtful accounts and other sales credit adjustments. Allowances for sales credits are established through a charge to revenue, while allowances for doubtful accounts are established through a charge to selling, operating and general expenses. We assess the adequacy of these reserves monthly by considering general factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the credit worthiness of our customers. As considered necessary, we also assess the ability of specific customers to meet their financial obligations to us and establish specific valuation allowances based on the amount we expect to collect from these customers. We can and have experienced material changes to our reserve requirements on a month to month basis as significant customers have in the past unexpectedly filed for bankruptcy or otherwise became insolvent. We believe that our established valuation allowances were adequate as of September 30, 2003. If circumstances relating to specific customers change or economic conditions worsen such that our past collection experience and assessment of the economic environment are no longer valid, our estimate of the recoverability of our trade receivables could be changed. If this occurs, we would adjust our valuation allowance in the period the new information is known.

      Revenue from the sale or lease of unlit network capacity is recognized upon consummation of the transaction and the acquirer’s acceptance of the capacity in instances when we receive upfront cash payments and are contractually obligated to transfer title to the specified capacity at the end of the contract term. If the transaction does not meet these criteria, revenue is recognized ratably over the contract term.

     Cost of Service

      Cost of service includes expenses directly associated with providing telecommunications services to customers, including, among other items, the cost of connecting customers to our networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party providers for local access and transport services. All such costs are expensed as incurred. We accrue for the expected costs of services received from third party telecommunications providers during the period the services are rendered. Invoices received from the third party telecommunications providers are often disputed due to billing discrepancies. We accrue for all invoiced amounts, even amounts in dispute, as these amounts represent contingent liabilities that are considered probable and measurable. Disputes resolved in our favor may reduce cost of service in the period the dispute is settled and typically reflect costs paid in prior periods. Because the period of time required to resolve these types of disputes often lapses over several quarters, the benefits associated with the favorable resolution of such disputes normally are realized in periods subsequent to the accrual of the disputed invoice.

     Income Taxes

      We account for income taxes in accordance with the provisions of SFAS No.109, “Accounting for Income Taxes,” (“SFAS No. 109”) which requires that deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized. The provisions of SFAS No. 109 have been applied as if the Company were a separate taxpayer.

      As of December 31, 2002, we had net operating loss carryforwards of approximately $4.0 billion and capital loss carryforwards of approximately $0.5 billion. As of the Effective Date, we recognized a substantial amount of taxable income from the cancellation of indebtedness, eliminating a substantial portion of these capital and net operating loss carryforwards. Other tax attributes, including property bases, have also been reduced. Any surviving capital or net operating loss carryforwards will be subject to limitations imposed under the ownership change rules in the U.S. Internal Revenue Code. As discussed in more detail in note 10 to the accompanying Condensed Consolidated financial statements, we will join with the affiliated group of corporations controlled by Mr. Carl C. Icahn in filing a consolidated federal income tax return for periods following the Effective Date.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” or SFAS No. 143, which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which a legal or contractual removal obligation is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, SFAS No. 143 requires the liability to be recognized when a reasonable estimate of the fair value can be made. As required by SOP 90-7, we implemented SFAS No. 143 on January 1, 2003, in conjunction with the implementation of fresh start and recorded an estimated asset retirement obligation of $12.0 million, as disclosed in note 5 to the accompanying condensed consolidated financial statements.

      Effective January 1, 2003, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002” or SFAS No. 145, which eliminates the requirement to report material gains or losses from debt extinguishments as an extraordinary item, net of any applicable income tax effect, in an entity’s statement of operations. SFAS No. 145 instead requires that a gain or loss recognized from a debt extinguishment be classified as an extraordinary item only when the extinguishment meets the criteria of both “unusual in nature” and “infrequent in occurrence” as prescribed under Accounting Principles Board Opinion, or APB, No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The adoption of SFAS No. 145 had no effect on our financial position or results of operations for the three and nine months ended September 30, 2003 and 2002.

      Effective January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” or SFAS No. 146, which requires that costs, including severance costs, associated with exit or disposal activities be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs, including severance costs, were accrued upon managements’ commitment to an exit plan, which is generally before an actual liability has been incurred. In the first nine months of 2003, we did not have any exit or disposal activities initiated after December 31, 2002; however, in conjunction with our implementation of fresh start accounting, our remaining restructuring accrual has been reduced to its fair value as discussed in note 6.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” or SFAS No. 148 which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, “Interim Financial Reporting,” or APB No. 28, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 28. Effective January 1, 2003, we adopted the disclosure provisions of SFAS No. 148. As allowed by SFAS No. 148, we have chosen to continue to account for compensation cost associated with our employee stock option plans in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25.

      In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” or SFAS No. 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150, which establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective beginning with the second quarter of fiscal 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements” (“FIN 46”). FIN 46 applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity (“VIE”) and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. We believe we have no investments in, or contractual or other business relationships with VIEs. Therefore, the adoption of FIN 46 had no effect on our consolidated financial position as of September 30, 2003 or the results of our operations for the three and nine months ended September 30, 2003.

      In November 2002, the FASB’s Emerging Issues Task Force reached a final consensus on Issue No.00-21. “Accounting for Revenue arrangements with Multiple Deliverables” (“EITF issue No. 00-21”), which is effective for revenue arrangements entered into its fiscal periods beginning after June 15, 2003. Under the EITF issue No.00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The adoption of EITF Issue No. 00-21 did not have a material effect on our consolidated financial statements.

Liquidity and Capital Resources

      Our goal is to provide our customers complete, integrated, voice and data network applications and services primarily through networks that we own or control. We believe that the consummation of our Plan of Reorganization and the changes in our capital structure as a result of our emergence from Chapter 11 bankruptcy along with the various initiatives we have undertaken to reduce operating costs and capital expenditures over the past two years, position us to be able to successfully execute our business plans and generate cash flow over the long term. However, in the near term we expect to incur net negative cash flows from operating and investing activities.

      Our balance of cash, marketable securities, and investments in debt securities decreased to $520.1 million at September 30, 2003 from $561.0 million at December 31, 2002. During the second quarter of 2003, we liquidated our entire portfolio of marketable securities containing U.S. government agency issued securities and we paid $158.5 million to purchase $761.1 million principal amount of senior secured debt of Global Crossing Holdings Ltd. and Global Crossing North America, Inc., telecommunications companies which are currently in reorganization proceedings. We now hold approximately 34% of the $2.214 billion principal amount of such debt outstanding. These Global Crossing securities are classified as investment in debt securities. They are significantly higher in risk than our previous marketable securities as they are thinly traded between dealers, not listed on any exchange or on the over-the-counter market and may not be recoverable at our cost should Global Crossing’s financial condition deteriorate or reorganization plan be further delayed or not consummated.

      On September 19, 2003, Global Crossing announced that it received approval from the Committee for Foreign Investment in the United States for ST Telemedia’s proposed investment in Global Crossing and on October 8, 2003 the FCC also approved this purchase agreement. Upon consummation of Global Crossings’ Plan of Reorganization, we estimate that we will receive the following in exchange for our share of Global Crossings’ pre-petition senior secured debt:

•	$105 million in cash;

•	$60 million of new senior secured notes of Global Crossing; and

•	Approximately 2% of new common stock in Global Crossing.

      However, no assurance can be made by the Company as to the timing of Global Crossing’s emergence from bankruptcy.

     Capital Resources and Liquidity Assessment

      We expect that, in the near term, our business will use existing cash to fund capital expenditures and working capital requirements. We expect that the majority of our planned capital expenditure requirements will be “success-based” in that they will be used to purchase and install optical equipment, channel banks, routers, servers or other customer-related equipment and electronics in connection with growing revenue by adding new customers or increasing the amount of services provided to existing customers. Much of the remaining planned capital expenditures will be for the continued development and implementation of our information systems to support and enhance the provisioning and billing of new and existing customers. Part of our working capital requirements are commitments under lease and contractual obligations for software licenses and ongoing support of software for IT and network applications.

      There are no additional borrowings available under our New Credit Agreement, although, under certain circumstances, the New Credit Agreement permits us to obtain a senior secured facility of up to $200.0 million, less the amount of any proceeds from the Rights Offering, so long as the terms are satisfactory to the administrative agent and holders of a majority of the principal amount of the loans outstanding under the New Credit Agreement. We have no current debt service requirements since automatic and permanent quarterly reductions of the principal amount outstanding under the New Credit Agreement do not commence until October 15, 2007. In the event that consolidated excess cash flow (as defined in the New Credit Agreement) for any fiscal quarter during the term of the agreement is greater than $25 million, at the request of the lender, the Company will pay an amount equal to 50% of such excess cash flow greater than $25 million toward the reduction of outstanding indebtedness. We are not required to pay cash for interest accrued on the principal amount under the New Credit Agreement until we meet certain financial ratios. As previously noted, XO filed an amended Rights Offering registration statement with the Commission and commenced the offering on October 16, 2003. Rights to purchase 32.5 million shares of New Common Stock at $5.00 per share for an aggregate purchase price of $162.5 million were exercised during the first stage of the Rights Offering, which closed on November 14, 2003. We cannot predict at this time how much capital will be raised during the second stage of the Rights Offering. All proceeds will be used to pay down principal outstanding under the New Credit Agreement and will reduce the amount permissible under the $200.0 million senior secured facility discussed above.

      We expect that our current cash balance of $361.6 million will be sufficient to fund our working capital and capital expenditure needs and allow us to successfully execute our business plan. Current economic conditions of the telecommunications industry, however, have created potential opportunities for XO to invest or acquire companies or portions of companies at attractive prices. We may in the future make offers to acquire additional telecommunication companies or assets. If we do so, we do not know what the terms of any such transactions would be. Such transactions, if any, involving cash consideration could significantly and adversely affect our liquidity. To support further business expansion, including investments in or acquisitions of other companies or portion of other companies, we may consider additional equity and debt financings.

      Our current financial projections do not assure that we will have sufficient cash to repay debt amounts due in 2007 under the New Credit Agreement. We expect to be able to refinance the debt outstanding under our New Credit Agreement in or prior to 2007, and expect to be in position to do so on commercially reasonable terms, however no assurance can be given that we will be successful in refinancing this debt or under the terms that are commercially reasonable. More than 90% of the underlying loans of the New Credit Agreement are currently held by an entity controlled by Mr. Icahn.

     Off-Balance Sheet Transactions

      We are not currently engaged in the use of off-balance sheet derivative financial instruments, to hedge or partially hedge interest rate exposure.

     Credit Risk

      During the second quarter of 2003, XO liquidated its entire portfolio of marketable securities which consisted of an investment portfolio containing U.S. government agency issued and other securities with a duration of less than one year. XO invested a portion of the proceeds, $158.5 million, in $761.1 million principal amount of senior secured debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If XO chooses to liquidate its investment in this debt, it may not be able to locate a buyer that would allow it to liquidate the debt in a timely fashion to recover the amount paid. Accordingly, it cannot be assured that XO will be able to dispose of the investment for an amount equal to or greater than the amount it paid for it. The distribution that would be received upon consummation of Global Crossing’s bankruptcy case is expected to have a value greater than this investment. However, no assurance can be made by the Company as to the timing of Global Crossing’s emergence from bankruptcy.

      Other financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade receivables. Although our trade receivables are geographically dispersed and include customers in many different industries, a portion of our revenue is generated from services provided to other telecommunications service providers. Several of these companies have filed for protection under Chapter 11 of the Bankruptcy Code. We believe that our established valuation and credit allowances are adequate as of September 30, 2003 to cover these risks.

Regulatory Overview

     Overview

      The Telecommunications Act of 1996, or the “Telecom Act”, which substantially revised the Communications Act of 1934, established the regulatory framework for the introduction of competition for local telecommunications services throughout the United States by new competitive entrants such as us. Prior to the passage of the Telecom Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier — often a former subsidiary of AT&T known as a Regional Bell Operating Company (“RBOC”) — which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs, following some recent consolidation, now consist of the following companies: BellSouth, Verizon, Qwest Communications and SBC Communications.

      Among other things, the Telecom Act preempts state and local governments from prohibiting any entity from providing telecommunications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecom Act was enacted. At the same time, the Telecom Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation. Consequently, federal, state, and local regulation, and other legislative and judicial actions relating to the telecommunications industry could significantly affect our business.

      We believe that the Telecom Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. We have developed our business and designed and constructed our networks to take advantage of the features of the Telecom Act that require cooperation from the incumbent carriers, and believe that the continued viability of the pro-competitive statutory provisions is critical to the success of the competitive framework contemplated by the Telecom Act.

      Although the Telecom Act and the related rules governing competition issued by the FCC, as well as pro-competitive policies already developed by state regulatory commissions, have enabled new entrants like us to capture a portion of the incumbent carriers’ market share of local services, there have been numerous attempts to limit or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the RBOCs. We expect these efforts to limit the benefits of the Telecom Act to continue. Successful implementation of our business plan is predicated on the assumption that the basic competitive framework will remain in place.

     Federal Regulation

      The FCC exercises jurisdiction over our telecommunications facilities and services. We have authority from the FCC for the installation, acquisition and operation of our wireline network facilities to provide facilities-based domestic and international services. In addition, we have obtained FCC authorizations for the operation of our Local Multipoint Distribution System (“LMDS”) and 39 GHz fixed wireless facilities. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, which leaves us free to set our own pricing policies for end user services subject only to the general federal guidelines that our charges for interstate and international services be just, reasonable, and non-discriminatory. The FCC allows us to file interstate tariffs for interstate access services (rates charged by carriers for access to their networks). The FCC, however, required that, with only minor exception, we withdraw our tariffs for interstate domestic long distance services and international long distance services. We, however, are still required to make the terms, conditions and rates of the detariffed services available to the public on our Company web page, and such terms, conditions, and rates are located at http://www.xo.com/legal/.

      The following is a summary of the interconnection and other rights granted by the Telecom Act that are important for effective local service competition and our belief as to the effect of the requirements, if properly implemented:

•	Interconnection with the networks of incumbents and other carriers, which permits our customers to exchange traffic with customers connected to other networks;

•	Local loop and transport unbundling, which allows us to selectively gain access to incumbent carriers’ facilities and wires that connect the incumbent carriers’ central offices and/or customer premises, thereby enabling us to serve customers not directly connected to our networks;

•	Reciprocal compensation, which mandates arrangements for local traffic exchange between us and both incumbent and competitive carriers and compensation for terminating local traffic originating on other carriers’ networks, thereby improving our margins for local service;

•	Number portability, which allows customers to change local carriers without changing telephone numbers, thereby removing a significant barrier for a potential customer to switch to our local voice services;

•	Access to phone numbers, which mandates assignment of new telephone numbers to our customers, thereby enabling us to provide telephone numbers to new customers on the same basis as incumbent carriers; and

•	Collocation of telecommunications equipment in incumbent carrier central offices, which enables us to have direct access to unbundled loops and other network elements and facilitates for efficient integration with our switching and other network facilities.

      In January 1999, the U.S. Supreme Court, in a decision that was generally favorable to competitive telephone companies such as us, upheld key provisions of the FCC rules implementing the Telecom Act. In finding that the FCC has general jurisdiction to implement the Telecom Act’s local competition provisions, the Court confirmed the

FCC’s role in establishing national telecommunications policy, and thereby created greater certainty regarding the rules governing local service competition on a going forward basis.

      Although the rights established in the Telecom Act are a necessary prerequisite to the introduction of full local competition, they must be properly implemented and enforced to permit competitive telephone companies like us to compete effectively with the incumbent carriers. Discussed below are several FCC and court proceedings relating to the application of certain FCC rules and policies that are significant to and directly impact our operations as well as the nature and scope of industry competition.

Unbundling of Incumbent Network Elements

      In the January 1999 Supreme Court decision discussed above, the Court affirmed the FCC’s interpretation of matters related to unbundling of incumbent carriers’ network elements. It held that the FCC correctly interpreted the meaning of the term “network element”, which defines the parts of an incumbent carrier’s operations that may be subject to the “unbundling” requirement of the Telecom Act. The Court, however, also held that the FCC did not correctly determine which network elements must be unbundled and made available to competitive telephone companies such as us. In November 1999, the FCC released its “UNE (unbundled network element) Remand Order”, which addressed the deficiencies in the FCC’s original ruling cited by the Court. The order generally was viewed as favorable to us and other competitive carriers because it ensured that incumbent carriers would be required to continue to make available those network elements, including unbundled loops, that are crucial to our ability to provide local and other services. The UNE Remand Order subsequently was appealed by the incumbent carriers.

      On May 24, 2002, the United States Court of Appeals for the D.C. Circuit released an opinion remanding the UNE Remand Order to the FCC for further consideration.

      In response to the Court of Appeals’ decision, and as part of its statutorily required periodic review of its list of unbundled elements, the FCC initiated its “Triennial Review” proceeding.

      On August 21, 2003, the FCC released its Triennial Review Order (“TRO”). Under the TRO, our ability to obtain access to certain unbundled network elements and incumbent network upgrades may be curtailed or more costly in the future. Also, the TRO has delegated to the states the overall responsibility for deciding what unbundled elements should be available to competitors like us in local markets of each of the respective states. Delegation of these determinations creates the risk that some states may decide to limit or eliminate unbundled elements to which we have access today and that we will be faced with different sets of rules and costs if states issue inconsistent decisions.

      The following Triennial Review Order matters directly impact us and many of our competitors:

•	Curtailed Access to Broadband: The TRO adopted new rules that, for certain very small customers, will restrict competitive carriers from leasing as unbundled elements certain upgrades that the incumbent carriers make to their networks, such as the deployment of new optical fiber or upgrades from copper to optical fiber. For example, a new fiber loop to a very small customer that replaces an existing copper loop could be exempt from unbundling, except that incumbents must continue to unbundle the pre-existing copper loop or provide a voice channel for us on the new fiber loops that is equivalent to the old copper loop. Although the imposition of any restrictions on our access to the incumbents’ broadband networks is not a favorable development for us, we believe that the adverse impact is partially mitigated by the fact that incumbents are required to continue to provide us with basic access to those facilities that we currently lease from them to serve many of our customers.

•	Unbundled Local Loops: The Order made a general, national finding that, with the exception of optical carrier (“OC”) level loops, competitive carriers should have access to unbundled loops of the incumbent carriers. The states, however, may remove competitive carriers’ access to certain non-OC level high capacity and dark fiber loops based on the results of specified competitive analyses. Incumbent carriers will no longer be required to provide competitive carriers with access to OC level loops. We believe that the net result of these changes will not have a significant impact on us because the access to the vast majority of unbundled loops that we use today will be preserved.

•	Unbundled Dedicated Transport: The TRO has changed the definition of “dedicated transport” in such a way that competitive carriers will have to purchase certain transport facilities at higher rates than they do today. The TRO has maintained unbundled access to many types of transport between incumbent facilities, such as transport between incumbent central offices, but it redefines dedicated transport to eliminate the unbundling of other transport. The TRO also sets forth a test that the states must follow in considering whether unbundled transport should be available in local markets within the states. The FCC also ruled that OC level transport would no longer be available as an unbundled element and that shared transport would be unavailable as an unbundled element in most business markets. We believe that it is likely that this determination will raise our costs for transport services in the future.

•	Enhanced Extended Links and Co-Mingling: The TRO will enhance the ability of competitive carriers like us to obtain a combination of unbundled loop and transport elements known as “enhanced extended links”, provided that the underlying loop and transport elements are individually available on an unbundled basis. The FCC created new rules that will permit competitive carriers to mix services that they lease from the incumbent carriers. We will now be able to mix incumbent carrier unbundled network elements with services purchased from the wholesale tariff (e.g., switched and special access services) instead of being required to artificially segregate unbundled network elements from such wholesale services. Because we currently lease both wholesale services and unbundled network elements from the incumbent carriers, we believe that these developments will result in cost savings for us.

•	Calculation of Unbundled Element Rates: The TRO will allow incumbent carriers to utilize a higher cost of capital and shorter depreciation lives to establish rates for unbundled elements. We believe that these modifications could raise our costs for leasing unbundled network elements in the future.

      Several carriers and other entities have appealed the FCC’s TRO decision. The U.S. Court of Appeals for the D.C. Circuit in Washington, D.C. will have jurisdiction over the appellate review process. We have intervened as a party and plan to participate in the appellate proceeding. In addition, Bell South has filed a Petition For Reconsideration of the TRO with the FCC. We also expect to participate in this FCC Reconsideration proceeding. Many incumbent carriers will continue to seek to institute additional follow-on administrative proceedings with the FCC and state regulatory agencies, and lobby the United States Congress, all in an effort to affect laws and regulations in a manner even more favorable to them and against the interests of competitive carriers. At the same time, we anticipate that competitive carriers will endeavor to improve their positions and access to the incumbents’ networks through similar means. The implementation and review of the Triennial Review Order is expected to continue for the next year or more. The final outcome of the appellate review and implementation process remains unknown at this time but it is possible that further changes to the rules could adversely affect our cost of doing business by increasing the cost of purchasing or leasing network facilities from the incumbent carriers.

Collocation in Incumbent Central Offices

      Collocation regulations promulgated by the FCC specify in greater detail obligations that the Telecom Act imposes upon the incumbent carriers to open their local networks to competition by providing competitors space to locate their equipment in incumbent central offices and remote terminals for the purpose of interconnection. This allows the competitive carriers to provide local telephone services and to use portions of the incumbent carriers’ existing networks to offer new and innovative services. Over the past four years, the FCC’s collocation regulations have been the subject of very contentious proceedings at the FCC and litigation before several courts. On remand from a March 2000 decision by the U.S. Court of Appeals for the D.C. Circuit, the FCC issued a decision that revised its rules in a manner that permits incumbent companies to exercise more discretion in determining the placement of competitors’ equipment in their central offices, and does not require the incumbents to allow competitors to install and maintain cross-connections between other collocated competitors, but requires the incumbent carriers to provide this as part of their collocation services. In June, 2002, the U.S. Court of Appeals for the D.C. Circuit affirmed the FCC’s remand order, and the FCC has since clarified that incumbent carriers should make their cross-connection service available in the physical collocation tariffs they file with the FCC.

      In October 2002, Verizon filed an application with the FCC requesting authority to discontinue providing new orders for federally-tariffed physical collocation services. Verizon asked the FCC to require its competitors instead to order collocation services going forward solely pursuant to terms and conditions approved by state public service commissions. Verizon’s application was granted on October 22, 2003. This discontinuance will potentially make it more costly and difficult for competitors such as us to obtain new collocation services because the rates set by state public service commissions are typically significantly higher than those approved by the FCC, and may require competitors such as us to engage in costly and lengthy negotiations in different states.

Regulation of the RBOCs’ Ability to Provide Long Distance Service

      The FCC has primary jurisdiction over the implementation of Section 271 of the Telecom Act, which provides that the RBOCs cannot offer in-region long distance services until they have demonstrated that:

•	they have entered into an approved interconnection agreement with a facilities-based competitive telephone company or that no such competitive telephone company has requested interconnection as of a statutorily determined deadline;

•	they have satisfied a 14-element checklist designed to ensure that the RBOC is offering access and interconnection to all local exchange carriers on competitive terms; and

•	the FCC has determined that allowing the RBOC to offer in-region, long distance services is consistent with the public interest, convenience and necessity.

      The FCC has granted each of the RBOCs the authority to provide long distance service in a number of states. Verizon, SBC and BellSouth have been granted authority to provide long distance service in every state they operate. Qwest has been granted authority to provide long distance in every state where it operates except for Arizona. We expect that Qwest will receive authority with respect to Arizona in the near term. RBOC authorization to provide in-region long distance services could have an adverse affect on our ability to compete if effective post-approval safeguards are not enforced to ensure that the RBOCs continue to comply with the market-opening requirements.

Provision of Broadband Telecommunications Services and Information Services

      Current federal and state regulation places certain restrictions and conditions on the provision of advanced telecommunications services, or broadband services, such as data and DSL services, by the RBOCs. Furthermore, the network elements that RBOCs must make available under the FCC’s unbundling rules to competitors may be used for the provision of broadband services. However, at the urging of the RBOCs and other incumbent carriers, the FCC, in its Triennial Review decision, appears to have greatly curtailed the extent to which the incumbents must unbundle the broadband portion of their networks for their competitors. Despite this apparent victory, the RBOCs have vowed to continue to push for further deregulation through federal and state legislative efforts. In addition, it is anticipated that deregulatory legislation will be pursued by the RBOCs in Congress. In addition to possible legislation, the FCC has initiated another pending proceeding that could relax incumbent carriers’ obligation to make unbundled network elements that are used for certain broadband or information services available to us. The FCC has issued a Notice of Proposed Rulemaking entitled “Appropriate Framework for Broadband Access to the Internet Over Wireline Facilities” that requests comments on the proper classification of broadband access services as either regulated telecommunications services or unregulated information services. The TRO decision, in conjunction with a decision in this proceeding, a legislative change or a court ruling further broadening the definition of what constitutes unregulated information services could have the effect of allowing RBOCs to provide terms, conditions and pricing to their own affiliates that provide data or information services that are better than those made available to competitive carriers such as us. Such developments could also be expected to adversely affect our cost of doing business by increasing the cost of purchasing or leasing such facilities from the RBOCs.

Universal Service

      In 1997, the FCC established a significantly expanded federal telecommunications subsidy regime known as “universal service”. Specifically, the FCC established new subsidies for services provided to qualifying schools and libraries and rural health care providers, and expanded existing subsidies to low income consumers. Most telecommunications companies, including us, must pay for these programs based on their share of interstate and international telecommunications end user revenues. On June 6, 2003 the FCC increased the contribution factor to 9.50% of end user telecommunications revenue for the third quarter of 2003. The FCC has taken further steps to modify the system for assessment and recovery of universal service funds. In a December 2002 Notice of Proposed Rulemaking, the FCC has asked many broad-ranging questions regarding universal service, including whether to change its method of assessing contributions due from carriers by basing it on the number and capacity of connections they provide, rather than on interstate and international end user revenues they earn. At this time, we are unable to predict whether the FCC’s rulemaking or legislative initiatives will increase the size of our subsidy payments, the scope of the subsidy program, or our costs of calculating, collecting and remitting the universal service related payments.

Intercarrier Compensation Reform

      Currently, telecommunications carriers are required to pay other carriers for interstate access charges and local reciprocal compensation charges, both of which are being considered for reform.

      Interstate Access Charges. Long distance carriers pay local facilities-based carriers, including us, interstate access charges for both originating and terminating the interstate calls of long distance customers on the local carriers’ networks. Historically, the incumbent carriers set access charges higher than cost and justified this pricing to regulators as a subsidy to the cost of providing local telephone service to higher cost customers. With the establishment of an explicit and competitively neutral universal service subsidy mechanism, however, the FCC is under increasing pressure to revise the current access charge regime to bring the charges closer to the actual cost of providing access. In response, the FCC issued a decision in 2001 setting the rates that competitive local carriers charge to long distance carriers at a level that will gradually decrease over three years from a maximum of $0.025 per minute to the rates charged by incumbent carriers. As long as we are in compliance with the FCC’s rate schedule, the FCC’s order forbids long distance carriers from challenging our interstate access rates. Although this FCC decision lowering access charges will reduce our access charge revenues over time, we do not expect that such a reduction will have a material impact on our total revenues or financial position.

      AT&T Declaratory Ruling Re:VOIP. AT&T has petitioned the FCC to find that voice over Internet protocol (“VOIP”) services, including phone to phone services, are exempt from switched access charges. This proceeding has broad implications for the future of IP-based services because a ruling in favor of the AT&T petition will create incentives to deploy VOIP technology for the origination and termination of long distance and other calls. A ruling against the AT&T petition could place VOIP services in the same regulatory category as traditional telecommunications services and, therefore, subject VOIP services to access charges and other regulatory obligations. Like a growing number of carriers, we utilize Internet protocol technology for the transmission of a portion of our network traffic. The FCC has indicated on several occasions that such services are exempt from interstate access charges but, until the FCC issues its ruling in the current proceeding, it is unclear how such traffic will be treated for intercarrier compensation purposes. The FCC has also indicated that it will seek to initiate a new VOIP-related proceeding in early 2004. In this proceeding, the FCC will address the question of whether telecommunications traffic routed over VOIP technology should be federally regulated and what VOIP services are potentially exempt from regulation. Additionally, several state commissions are in the process of addressing whether to regulate VOIP services, and this development could result in the emergence of inconsistent rules for intrastate VOIP services.

      Local Reciprocal Compensation Charges. Local telephone companies such as us that originate traffic that is terminated on the network of other carriers typically compensate the other local carriers for terminating that traffic. These payments flow in both directions between any two carriers. First, when we terminate traffic for another local carrier to a customer on our network, we collect compensation. Second, when we send our customers’ traffic to another carrier for termination, we pay compensation. Some competitors, however, have a customer base that generates many more minutes of terminating traffic from other carriers than originating traffic destined for other carriers. For example, a competitor that has a customer base that has many information service providers typically will have a large amount of compensation being paid to it by other carriers, while it will owe very little reciprocal compensation to other carriers. The FCC revamped the local reciprocal compensation structure in 2001 on an interim basis for three years to eliminate or reduce the opportunity for carriers to take advantage of an imbalance of originating and terminating traffic flows due to traffic terminated to information service providers. The FCC also initiated a rulemaking to examine inter-carrier compensation more comprehensively. Under the decision, at the election of the incumbent carrier, terminating traffic that is out-of-balance by a ratio of more than 3 to 1 can be compensated at a lower rate, or in some cases, at no charge. This ruling allows us to continue to collect reciprocal compensation payments from other carriers since we have an imbalance in the amount of traffic we terminate versus the amount we originate. Going forward, an adverse ruling in the general intercarrier compensation reform proceeding could end reciprocal compensation payments and eliminate this line of revenue for us.

      TELRIC Proceeding. On September 10, 2003, the FCC initiated a new proceeding to consider significantly revamping the current Total Element Long Run Incremental Cost (“TELRIC”) methodology used for the pricing of unbundled network elements. An adverse ruling in the new proceeding will allow the incumbent carriers to increase unbundled network element rates and this would raise our costs for leasing unbundled network elements in the future. The comment and reply period extends to the end of 2003 and a decision is expected sometime in 2004.

XO Communications, Inc. and Subsidiaries
Condensed Consolidated Financial Statements
as of and for the Three and Nine Months Ended September 30, 2003

XO Communications, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	Reorganized XO	Reorganized XO	Predecessor XO
	September 30,	January 1,	December 31,
	2003	2003	2002

	(Unaudited)	(Unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$361,619	$314,038	$314,038

Marketable securities	—	246,945	246,945

Investment in debt securities	158,516	—	—

Accounts receivable, net of allowance for doubtful accounts of $35,456 at September 30, 2003 and $37,030, at January 1, 2003 and at December 31, 2002, respectively	108,618	116,541	116,541

Other current assets	16,441	35,192	83,480

Total current assets	645,194	712,716	761,004

Property and equipment, net	474,640	476,588	2,780,589

Fixed wireless licenses and other intangibles, net	116,056	135,678	984,614

Other assets, net	45,749	23,108	59,289

Total assets	$1,281,639	$1,348,090	$4,585,496

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable	$57,685	$67,268	$63,729

Accrued liabilities	224,000	235,192	266,102

Current liabilities subject to compromise	—	—	5,497,207

Total current liabilities	281,685	302,460	5,827,038

Long-term debt	526,824	500,000	—

Other long-term liabilities	73,171	70,630	—

Long-term liabilities not subject to compromise	—	—	75,242

Long-term liabilities subject to compromise	—	—	7,182

Total liabilities	881,680	873,090	5,909,462

Predecessor XO redeemable preferred stock: par value $0.01 per share, 25,000,000 shares authorized: 7,856,918 shares issued and outstanding, aggregate liquidation preference of $1,693,293, subject to compromise	—	—	1,708,316

Commitments and contingencies Stockholders’ equity (deficit):

Reorganized XO preferred stock: par value $0.01 per share, 200,000,000 shares authorized: none issued	—	—	—

Reorganized XO common stock, par value $0.01 per share, 1,000,000,000 shares authorized: 96,176,290 and 95,000,001 shares issued and outstanding on September 30, 2003 and January 1, 2003, respectively	481,877	475,000	—

Predecessor XO common stock, par value $0.02 per share, Class A, 1,000,000,000 shares authorized, 331,033,219 shares issued and outstanding; Class B, 120,000,000 shares authorized, 104,423,158 shares issued and outstanding	—	—	4,628,139

Deferred compensation	(807)	—	(8,500)

Accumulated other comprehensive income	—	—	2,512

Accumulated deficit	(81,111)	—	(7,654,433)

Total stockholders’ equity (deficit)	399,959	475,000	(3,032,282)

Total liabilities and stockholders’ equity (deficit)	$1,281,639	$1,348,090	$4,585,496

See accompanying notes to the unaudited condensed consolidated financial statements.

XO Communications, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)
(Unaudited)

	Reorganized XO	Predecessor XO
	Three months	Three months
	ended	ended
	September 30,	September 30,
	2003	2002

Revenue	$279,433	$301,526

Costs and expenses:

Cost of service (exclusive of depreciation and amortization)	106,935	126,215

Selling, operating, and general	179,795	175,030

Stock-based compensation	193	8,776

Depreciation and amortization	28,388	187,256

Restructuring and asset write-downs	—	477,250

Total costs and expenses	315,311	974,527

Loss from operations	(35,878)	(673,001)

Interest income	980	3,840

Interest expense, net (contractual interest was $128,546 for the three months ended September 30, 2002)	(5,889)	(641)

Reorganization expense, net	—	(25,407)

Net loss	$(40,787)	$(695,209)

Net loss per common share, basic and diluted	$(0.42)	$(1.57)

Weighted average shares, basic and diluted	96,019,526	442,260,268

See accompanying notes to the unaudited condensed consolidated financial statements.

XO Communications, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)
(Unaudited)

	Reorganized XO	Predecessor XO
	Nine months	Nine months
	ended	ended	Predecessor XO
	September 30,	September 30,	January 1,
	2003	2002	2003

Revenue	$849,443	$960,411	$—

Costs and expenses:

Cost of service (exclusive of depreciation and amortization)	319,339	400,928	—

Selling, operating, and general	510,817	568,533	—

Stock-based compensation	447	26,762	—

Depreciation and amortization	81,993	516,455	—

Restructuring and asset write-downs	—	480,168	—

Total costs and expenses	912,596	1,992,846	—

Loss from operations	(63,153)	(1,032,435)	—

Interest income	9,301	13,405	—

Interest expense, net (contractual interest was $369,661 for the nine months ended September 30, 2002)	(27,259)	(225,786)	—

Reorganization gain (expense), net	—	(95,553)	3,032,282

Net income (loss) before cumulative effect of accounting change	(81,111)	(1,340,369)	3,032,282

Cumulative effect of accounting change	—	(1,876,626)	—

Net income (loss)	(81,111)	(3,216,995)	3,032,282

Recognition of preferred stock modification fee, net – reorganization item	—	78,703	—

Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	(42,247)	—

Net income (loss) applicable to common shares	$(81,111)	$(3,180,539)	$3,032,282

Net income (loss) per common share, basic and diluted:

Net income (loss) before cumulative effect of accounting change	$(0.85)	$(3.03)	$6.86

Cumulative effect of accounting change	—	(4.24)	—

Net income (loss)	(0.85)	(7.27)	6.86

Recognition of preferred stock modification fee, net – reorganization item	—	0.17	—

Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	(0.09)	—

Net income (loss) per common share, basic and diluted	$(0.85)	$(7.19)	$6.86

Weighted average shares, basic and diluted	95,411,819	442,228,825	441,964,342

See accompanying notes to the unaudited condensed consolidated financial statements.

XO Communications, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Reorganized XO	Predecessor XO
	Nine months	Nine months
	ended	ended	Predecessor XO
	September 30,	September 30,	January 1,
	2003	2002	2003

OPERATING ACTIVITIES:

Net income (loss)	$(81,111)	$(3,216,995)	$3,032,282

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Non-cash reorganization items	—	557,366	(3,032,282)

Depreciation and amortization	81,993	516,455	—

Stock-based compensation	447	26,762	—

Cumulative effect of accounting change	—	1,876,626	—

Accrual of interest	26,824	—	—

Changes in assets and liabilities:

Accounts receivable	7,923	71,755	—

Other assets	17,089	(20,055)	—

Accounts payable	(4,948)	—	—

Accrued liabilities	(9,189)	—	—

Other liabilities subject to compromise	—	196,545	—

Other liabilities not subject to compromise	—	(50,243)	—

Post petition liabilities	—	20,155	—

Net cash provided by (used in) operating activities	39,028	(21,629)	—

INVESTING ACTIVITIES:

Purchases of property and equipment	(59,606)	(177,255)	—

Sales of marketable securities	314,460	339,942	—

Purchases of marketable securities and debt securities	(226,030)	(72,465)	—

Cash received for (paid for) divestitures (acquisitions)	—	3,000	—

Purchases of escrowed/pledged securities	(25,000)	—	—

Net cash provided by investing activities	3,824	93,222	—

FINANCING ACTIVITIES:

Repayments of capital leases	(895)	(5,096)	—

Proceeds from exercise of stock options	5,624	—	—

Net cash provided by (used in) financing activities	4,729	(5,096)	—

Effect of exchange rate changes on cash	—	(1,256)	—

Net increase in cash and cash equivalents	47,581	65,241	—

Cash and cash equivalents, beginning of period	314,038	246,189	314,038

Cash and cash equivalents, end of period	$361,619	$311,430	$314,038

SUPPLEMENTAL DATA:

Non-cash financing and investing activities:

Accrued redeemable preferred stock dividends, payable in shares of redeemable preferred stock	$—	$45,683	$—

Cash paid for interest	$1,843	$30,452	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

XO Communications, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. BASIS OF PRESENTATION

     The condensed consolidated financial statements of XO Communications, Inc. (“XO Parent”) and its subsidiaries (together with its predecessors, collectively referred to as the “Company” or “XO”) are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States for interim financial statements and the Securities and Exchange Commission (the “Commission”) instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. As discussed further in note 2, the condensed consolidated statements of operations and cash flows for reorganized XO for the three and nine months ended September 30, 2003, show the operations of the reorganized Company from and including January 1, 2003, the date that the reorganized Company applied fresh start accounting, through September 30, 2003. Predecessor XO’s January 1, 2003 statements of operations and cash flows reflect only the effect of the reorganization and the application of fresh start as of such date and do not reflect any operating results. Operating results for the three and nine month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for any subsequent quarterly period, or for the year ending December 31, 2003. In the opinion of management, the unaudited condensed consolidated financial statements contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States applicable to interim periods. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of XO, included in its Annual Report on Form 10-K for the year ended December 31, 2002 (the “2002 Annual Report”).

     As further discussed in the 2002 Annual Report, on June 17, 2002 (the “Petition Date”), XO Parent filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). XO Parent emerged from the Bankruptcy Court proceedings pursuant to the terms of its third amended plan of reorganization (the “Plan of Reorganization”) on January 16, 2003 (the “Effective Date”). As discussed in note 2, the Company implemented the fresh start accounting provisions (“fresh start”) of the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” (“SOP 90-7”) as of January 1, 2003. Under fresh start, the estimated fair value of the reorganized Company was allocated among its assets and liabilities, and its accumulated deficit as of January 1, 2003 was eliminated. As discussed in note 2, the implementation of fresh start has resulted in a substantial reduction in the carrying value of the Company’s long-lived assets, including property and equipment, fixed wireless licenses, other intangible assets and other noncurrent assets. As a result, the predecessor financial statements are not comparable to the financial statements of the reorganized Company.

2. REORGANIZATION AND FRESH START ACCOUNTING

     On the Effective Date, XO Parent consummated its Plan of Reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet. As described in more detail in the 2002 Annual Report, the consummation of the Plan of Reorganization resulted in the following changes:

•	The conversion of $1.0 billion of loans under the Company’s pre-petition secured credit facility into $500.0 million of outstanding principal amount under a new credit agreement (the “New Credit Agreement”);

•	The extinguishment of all amounts due under the Company’s pre-petition unsecured senior and subordinated notes and certain general unsecured obligations;

•	The cancellation of all outstanding shares and interests in the Company’s pre-petition preferred stock and pre-petition common stock;

•	The issuance of approximately 95.0 million shares of common stock of the reorganized Company (the “New Common Stock”) and warrants to purchase up to an additional 23.75 million shares of New Common Stock of the reorganized Company. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock and warrants to purchase approximately 6.2 million shares of New Common Stock in a reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims. These securities will be distributed upon final resolution of disputed XO Parent bankruptcy claims; and

•	The requirement to issue rights to subscribe for 40.0 million to 43.3 million shares of New Common Stock, at $5.00 per share, through a two stage rights offering, (the “Rights Offering”). XO Parent has registered the New Common Stock to be issued upon exercise of subscription rights in the Rights Offering and transferable subscription rights issuable to XO Parent’s affiliates in the Rights Offering in its Registration Statement on Form S-1 (Reg. No. 333-107254), which became effective on October 16, 2003. The initial stage of the Rights Offering commenced on October 16, 2003.

     The Company adopted fresh start as of January 1, 2003. Although the Effective Date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the Effective Date, the Company has accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date. Fresh start required that the Company adjust the historical cost of its assets and liabilities to their estimated fair values as determined by the reorganization value of the Company and that the reorganization value be allocated among the reorganized entity’s net assets in conformity with procedures specified by SFAS No. 141, “Business Combinations,” (“SFAS No. 141”). The Company engaged an independent appraiser to assist in the allocation of the reorganization value to the reorganized Company’s assets and liabilities by determining the estimated fair market value of its property and equipment, intangible assets and certain obligations related to its facility leases. The accompanying January 1, 2003 statement of operations and balance sheet show the impact of this valuation, but do not reflect any of the Company’s operating results as attributable to that date. A reconciliation of the adjustments recorded in connection with the reorganization and the adoption of fresh start is presented below (in thousands):

	Predecessor XO				Reorganized XO
	December 31,				January 1,
	2002			Fresh Start	2003
	(Audited)	Reorganization		Adjustments (d)	(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$314,038	$—		$—	$314,038

Marketable securities	246,945	—		—	246,945

Accounts receivable, net	116,541	—		—	116,541

Other current assets	83,480	—		(48,288)	35,192

Total current assets	761,004	—		(48,288)	712,716

Property and equipment, net	2,780,589	—		(2,304,001)	476,588

Fixed wireless licenses and other intangibles, net	984,614	—		(848,936)	135,678

Other assets, net	59,289	—		(36,181)	23,108

Total assets	$4,585,496	$—		$(3,237,406)	$1,348,090

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable	$63,729	$—		$3,539	$67,268

Accrued liabilities	266,102	—		(30,910)	235,192

Current liabilities subject to compromise	5,497,207	(5,466,667	)(a)	(30,540)	—

Total current liabilities	5,827,038	(5,466,667)		(57,911)	302,460

Long-term debt	—	500,000	(b)	—	500,000

Long-term liabilities not subject to compromise	75,242	—		(4,612)	70,630

Long-term liabilities subject to compromise	7,182	—		(7,182)	—

Total liabilities	5,909,462	(4,966,667)		(69,705)	873,090

Predecessor XO redeemable preferred stock – subject to compromise	1,708,316	(1,708,316	)(a)	—	—

Stockholders’ equity (deficit):

Predecessor XO common stock	4,628,139	—		(4,628,139)	—

Reorganized XO common stock and warrants	—	475,000	(c)	—	475,000

Deferred compensation	(8,500)	—		8,500	—

Accumulated other comprehensive income	2,512	—		(2,512)	—

Accumulated deficit	(7,654,433)	6,199,983		1,454,450	—

Total stockholders’ equity (deficit)	(3,032,282)	6,674,983		(3,167,701)	475,000

Total liabilities and stockholders’ equity (deficit)	$4,585,496	$—		$(3,237,406)	$1,348,090

(a)	To record the discharge of pre-petition indebtedness, including a $1.0 billion credit facility, $4.2 billion of senior and convertible subordinated notes, $245.2 million of accrued interest, the elimination of $1.7 billion of pre-petition redeemable preferred stock and $50.6 million of accrued dividends all in accordance with the Plan of Reorganization.

(b)	To record the outstanding principal under the New Credit Agreement, in accordance with the Plan of Reorganization.

(c)	To record the issuance of 95.0 million shares of New Common Stock and warrants in accordance with the Plan of Reorganization. Any participation in the Rights Offering will be recorded in the fourth quarter of 2003.

(d)	To adjust the carrying value of assets, liabilities and stockholders’ equity to estimated fair value, in accordance with fresh start.

     Reorganization gain, net on January 1, 2003 consisted of the following (dollars in thousands):

Net gain resulting from reorganization of debt, preferred stock and equity	$6,199,983

Net loss resulting from fresh start fair value adjustments to assets and liabilities	(3,167,701)

Total reorganization gain, net	$3,032,282

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Review of Significant Accounting Policies

     As discussed in note 2, the Company adopted fresh start as of January 1, 2003, creating, in substance, per SOP 90-7, a new reporting entity. The reorganized Company has adopted the policy of expensing customer installation costs and internal labor directly associated with network construction in the period in which the costs are incurred. The predecessor Company capitalized and amortized these costs. In accordance with SOP 90-7, the reorganized Company was also required to implement newly issued accounting pronouncements that would require adoption within twelve months of applying fresh start.

     Principles of Consolidation

     The Company’s condensed consolidated financial statements include all of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest. All inter-company accounts and transactions among consolidated entities have been eliminated.

     Preparation of Condensed Consolidated Financial Statements

     The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of money market accounts that are available on demand. The carrying amount of these instruments approximates fair value due to their short maturities.

     Marketable Securities

     Marketable securities generally consist of U.S. government agency issued and other high-grade and highly-liquid securities with original maturities beyond three months. The Company classifies investments in debt and equity securities as available-for-sale and records such investments at fair value. The fair values are based on quoted market prices. Unrealized gains and losses on available-for-sale marketable securities are reported as a separate component of comprehensive income. Realized gains and losses for available-for-sale securities are recognized in interest income.

     Investment in Debt Securities

     Investment in debt securities at September 30, 2003 consists of investments in senior secured debt of Global Crossing Ltd. and Global Crossing Holdings Ltd. (collectively “Global Crossing”), a telecommunications company which is currently in Chapter 11 reorganization proceedings, see also note 12. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. Accordingly, XO is currently reporting all Global Crossing debt securities at cost which approximates fair market value and has not accrued any interest income on this investment.

     Long-Lived Assets

     Long-lived assets includes property and equipment, fixed wireless licenses, and intangible assets to be held and used. Long-lived assets, excluding intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS No. 144 as of September 30, 2003. In the event that there are changes in the planned use of the Company’s long-lived assets or its expected future undiscounted cash flows are reduced significantly, the Company’s assessment of its ability to recover the carrying value of these assets under SFAS No. 144 could change.

     Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if an event indicates that the asset might be impaired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”), the fair value of these intangible assets is determined based on a discounted cash flow methodology.

     Property and Equipment

     Property and equipment acquired prior to December 31, 2002 was recorded at its fair value at January 1, 2003, as required by fresh start, net of subsequent depreciation. Additions to property and equipment during 2003 are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets beginning in the month telecommunications networks and acquired bandwidth are substantially complete and available for use and in the month equipment and furniture are acquired. Telecommunications networks and bandwidth include the deployment of fiber optic cable and telecommunications hardware and software for the expressed purpose of delivering telecommunications services. Costs of additions and improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Direct external costs of constructing property and equipment are capitalized including interest costs related to construction. The reorganized Company has adopted the policy of expensing internal labor directly associated with network construction in the period in which the costs are incurred.

     Equipment held under capital leases acquired prior to December 31, 2002 was recorded at its fair value at January 1, 2003 as required by fresh start accounting. Additions during 2003 to equipment held under capital leases are recorded at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. For equipment held under capital leases, depreciation is provided using the straight-line method over the shorter of the estimated useful lives of the leased assets or the related lease term.

     The estimated useful lives of property and equipment are as follows:

Telecommunications networks and acquired bandwidth	3-20 years

Furniture, fixtures, equipment, and other	5-7 years

Leasehold improvements	the shorter of the estimated useful lives or the terms of the leases

     These useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry, which could impact the network architecture and asset utilization. Accordingly, in making this assessment, the Company considers its planned use of the assets, the views of experts within the Company and outside sources regarding the impact of technological advances and trends in the industry on the value and useful lives of its network assets.

     Fixed Wireless Licenses and Other Intangibles

     Fixed wireless licenses acquired prior to December 31, 2002 were recorded at their fair values at January 1, 2003, as required by fresh start. The reorganized Company is amortizing these licenses over an estimated useful life of 10 years based on the initial license term granted by the Federal Communications Commission. Amortization commences when commercial service using fixed wireless technology is deployed in the license’s geographic area.

     Other intangibles of the Company are valued at fair value as required by the provisions of fresh start and SFAS No. 141 and consist of customer relationships, internally developed technology and XO’s trade name. The customer relationships and internally developed technology are being amortized using the straight-line method over their estimated useful lives of three years. The XO trade name was determined to have an indefinite life. Accordingly, it is not subject to amortization; however, it is reviewed at least annually for impairment as required under SFAS No. 142.

     Other Assets

     Other assets consist primarily of escrow and security deposits which are stated at cost, and their fair value approximates their carrying value.

     Income Taxes

     The Company accounts for income taxes in accordance with the provisions of SFAS No.109, “Accounting for Income Taxes,” (“SFAS No. 109”) which requires that deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized. The provisions of SFAS No. 109 have been applied as if the Company were a separate taxpayer.

     As of December 31, 2002, the Company had net operating loss carryforwards of approximately $4.0 billion and capital loss carryforwards of approximately $0.5 billion. As of the Effective Date, the Company recognized a substantial amount of taxable income from the cancellation of indebtedness, eliminating a substantial portion of these capital and net operating loss carryforwards. Other tax attributes, including property bases, have also been reduced. Any surviving capital or net operating loss carryforwards will be subject to limitations imposed under the ownership change rules in the U.S. Internal Revenue Code. As discussed in more detail in note 10, the Company will join with the affiliated group of corporations controlled by Mr. Carl C. Icahn, Chairman and controlling shareholder of XO, (“Mr. Icahn”) in filing a consolidated federal income tax return for periods following the Effective Date.

     Revenue Recognition

     Revenues from telecommunications services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs.

     Service discounts and incentives related to telecommunication services are recorded as a reduction of revenue when granted or ratably over a contract period. Fees billed in connection with service installations and other non-recurring charges are deferred and recognized ratably over the estimated customer life of 3 years.

     The Company establishes allowances for collection of doubtful accounts and other sales credit adjustments. Allowances for sales credits are established through a charge to revenue, while allowances for doubtful accounts are established through a charge to selling, operating and general expense. The Company assesses the adequacy of these reserves monthly by considering general factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the creditworthiness of its customers. The Company believes that the established valuation allowances were adequate as of September 30, 2003 and December 31, 2002. If circumstances relating to specific customers change or economic conditions worsen such that the Company’s past collection experience and assessment of the economic environment are no longer relevant, XO’s estimate of the recoverability of its trade receivables could be further reduced.

     Revenue from the sale or lease of unlit network capacity is recognized upon consummation of the transaction and the acquirer’s acceptance of the capacity in instances when the Company receives upfront cash payments and is contractually obligated to transfer title to the specified capacity at the end of the contract term. If the transaction does not meet these criteria, revenue is recognized ratably over the contract term. There were no sales of unlit capacity during the reported periods.

     Cost of Service

     Cost of service includes expenses directly associated with providing telecommunications services to customers, including, among other items, the cost of connecting customers to the Company’s networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party providers for interconnect access and transport services. All such costs are expensed as incurred. The Company accrues for the expected costs of services received from third party telecommunications providers during the period the services are rendered. Invoices received from the third party telecommunications providers are often disputed due to billing discrepancies. The Company accrues for all invoiced amounts, even amounts in dispute, as these amounts represent contingent liabilities that are considered probable and measurable. Disputes resolved in the Company’s favor may reduce cost of service in the period the dispute is settled and typically reflect costs paid in the prior periods. Because the period of time required to resolve these types of disputes often lapses over several quarters, the benefits associated with the favorable resolution of such disputes normally are realized in periods subsequent to the accrual of the disputed invoice.

     Net Income (Loss) Per Share

     Net income (loss) per common share, basic and diluted, is computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for the period. In periods of net loss, the assumed common share equivalents for options and warrants are anti-dilutive.

     Stock-Based Compensation

     Effective January 1, 2003, the Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” (“SFAS No. 148”). This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”), to provide for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As allowed by SFAS No. 148, the Company has chosen to continue to account for compensation cost associated with its employee stock option plan in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) adopting the disclosure-only provisions of SFAS No. 123. Under this method, no compensation expense is recorded if stock options are granted at an exercise price equal to the fair market value of the Company’s stock on the grant date. If the Company had adopted the fair value method of accounting for its stock option awards, the Company’s pro forma net loss applicable to common shares, and pro forma net loss per common share, basic and diluted, would have been as follows (dollars in thousands, except per share data):

	Reorganized XO	Predecessor XO
	Three months ended	Three months ended
	September 30, 2003	September 30, 2002

Net loss applicable to common shares, as reported	$(40,787)	$(695,209)

Add: Stock-based employee compensation expense included in net loss applicable to common shares, as reported	193	8,776

Deduct: Total stock-based employee compensation expense determined under fair value based methods for all stock option awards	(3,735)	(366)

Pro forma net loss	$(44,329)	$(686,799)

Net loss per common share, basic and diluted:

Net loss per common share, basic and diluted – as reported	$(0.42)	$(1.57)

Net loss per common share, basic and diluted – pro forma	$(0.46)	$(1.55)

	Reorganized XO	Predecessor XO
	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002

Net loss applicable to common shares, as reported	$(81,111)	$(3,180,539)

Add: Stock-based employee compensation expense included in net loss applicable to common shares, as reported	447	26,762

Deduct: Total stock-based employee compensation expense determined under fair value based methods for all stock option awards	(11,730)	(1,097)

Pro forma net loss	$(92,394)	$(3,154,874)

Net loss per common share, basic and diluted:

Net loss per common share, basic and diluted – as reported	$(0.85)	$(7.19)

Net loss per common share, basic and diluted – pro forma	$(0.97)	$(7.13)

     Comprehensive Loss

     Comprehensive loss includes the Company’s net loss applicable to common shares, as well as net unrealized gains and losses on available-for-sale investments and, for any periods prior to the second quarter of 2002, foreign currency translation adjustments relating to the Company’s European operations, which were disposed of in February 2002.

     Concentration of Credit Risk

     During the second quarter of 2003, XO liquidated its entire portfolio of marketable securities which consisted of an investment portfolio containing U.S. government agency issued and other securities with duration of less than one year. The Company invested a portion of the proceeds, $158.5 million, in $761.1 million principal amount of senior secured debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If the Company chooses to liquidate its investment in this debt, it may not be able to locate a buyer that would allow it to liquidate the debt in a timely fashion to recover the amount paid. Accordingly, it cannot be assured that the Company will be able to dispose of the investment for an amount equal to or greater than the amount it paid for it. The distribution that would be received upon consummation of Global Crossing’s bankruptcy case is expected to have a value greater than this investment. However, no assurance can be made by the Company as to the timing of Global Crossing’s emergence from bankruptcy.

     Other financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Although the Company’s trade receivables are geographically dispersed and include customers in many different industries, a portion of the Company’s revenue is generated from services provided to other telecommunications service providers. Several of these companies have filed for protection under Chapter 11 of the Bankruptcy Code. The Company believes that its established valuation and credit allowances are adequate as of September 30, 2003 to cover these risks.

     Fair Value of Financial Instruments

     SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value. The carrying amounts for the Company’s financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities with the exception of the investment in debt securities which consists primarily of senior secured debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The Global Crossing debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems and is therefore recorded at cost. Management believes that fair market value approximates cost for this investment.

     Other Consolidated Financial Information

     As part of its implementation of fresh start accounting, the Company recorded provisions related to certain operating leases which had either unfavorable market rates or were unutilized. These provisions were recorded at their estimated fair value, which was determined by calculating the net present value of the appropriate future cash flow stream. During the first and second quarters of 2003, the Company accreted the imputed interest portion of the total present value adjustment to interest expense, using the interest method, and amortized the remainder of the provision, on a straight line basis, to selling, operating and general expense. During the third quarter of 2003, in conjunction with a review of its accounting policies, the Company determined that recording straight line amortization of the imputed interest amount through selling, operating and general expense is the appropriate treatment and adopted this approach. The effect of this difference on the financial statements for the first two quarters of 2003 was not material. Accordingly, the Company has recorded the effect of this change for the first half of 2003 in the third quarter of 2003, which increased selling, operating and general expense by $1.3 million, reduced interest expense by $3.5 million and improved net loss by $2.2 million or $0.02 per share for the three month period ended September 30, 2003.

     Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board, (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”), which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which a legal or contractual removal obligation is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, SFAS No. 143 requires the liability to be recognized when a reasonable estimate of the fair value can be made. As required by SOP 90-7, we implemented SFAS No. 143 on January 1, 2003, in conjunction with the implementation of fresh start and recorded an estimated asset retirement obligation of $12.0 million, as disclosed in note 5 to the accompanying condensed consolidated financial statements.

     Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of the Financial Accounting Standards Board (the “FASB”) Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002” (“SFAS No. 145”), which eliminates the requirement to report material gains or losses from debt extinguishments as an extraordinary item, net of any applicable income tax effect, in an entity’s statement of operations. SFAS No. 145 instead requires that a gain or loss recognized from a debt extinguishment be classified as an extraordinary item only when the extinguishment meets the criteria of both “unusual in nature” and “infrequent in occurrence” as prescribed under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB No. 30”). The adoption of SFAS No. 145 had no effect on the Company’s financial position or results of operations for the reported periods.

     Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which requires that costs, including severance costs, associated with exit or disposal activities be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs, including severance costs, were accrued upon managements’ commitment to an exit plan, which is generally before an actual liability has been incurred. In the nine months ended September 30, 2003, the Company did not have any exit or disposal activities initiated after December 31, 2002; however, in conjunction with the Company’s implementation of fresh start accounting, the Company’s remaining restructuring accrual has been reduced to its fair value as discussed in note 6.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” (“SFAS No. 148”) which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”), to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, “Interim Financial Reporting,” or APB No. 28, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 28. Effective January 1, 2003, we adopted the disclosure provisions of SFAS No. 148. As allowed by SFAS No. 148, we have chosen to continue to account for compensation cost associated with our employee stock option plans in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25.

     In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS No. 149”), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS No. 150”), which establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective beginning with the second quarter of fiscal 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements” (“FIN 46”). FIN 46

applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity (“VIE”) and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. The Company does not believe it has investments in, or contractual or other business relationships with VIEs. Therefore, the adoption of FIN 46 had no effect on the Company’s consolidated financial position as of September 30, 2003 or the results of operations for the three and nine months ended September 30, 2003.

     In November 2002, the FASB’s Emerging Issues Task Force reached a final consensus on Issue No.00-21, “Accounting for Revenue arrangements with Multiple Deliverables” (“EITF Issue No.00-21”), which is effective for revenue arrangements entered into its fiscal periods beginning after June 15, 2003. Under the EITF issue No.00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company’s consolidated financial statements.

4. LONG-LIVED ASSETS

     As discussed in note 2, the Company applied fresh start on January 1, 2003. Accordingly its property and equipment, fixed wireless licenses and other intangible assets as of January 1, 2003, have been recorded at their then fair values. Purchases of long-lived assets during 2003 have been recorded at cost.

     Property and Equipment

     Property and equipment consisted of the following components (dollars in thousands):

	Reorganized XO	Reorganized XO	Predecessor XO
	September 30,	January 1,	December 31,
	2003	2003	2002

Telecommunications networks and acquired bandwidth	$383,362	$359,247	$2,920,819

Furniture, fixtures, equipment, and other	71,687	61,501	656,994

	455,049	420,748	3,577,813

Less accumulated depreciation	(62,024)	—	(1,165,216)

	393,025	420,748	2,412,597

Network construction-in-progress	81,615	55,840	367,992

	$474,640	$476,588	$2,780,589

     Depreciation expense related to property and equipment for the reorganized Company’s three and nine months ended September 30, 2003 was $21.8 million and $62.4 million, respectively, and for the predecessor Company’s three and nine months ended September 30, 2002 was $161.0 million and $437.5 million, respectively. Assets classified as construction-in-progress are not being depreciated as they are not currently ready for their intended use.

     Fixed Wireless Licenses and Other Intangibles

     Fixed wireless licenses and other intangible assets consisted of the following components (dollars in thousands):

	Reorganized XO	Reorganized XO	Predecessor XO
	September 30,	January 1,	December 31,
	2003	2003	2002

Fixed wireless licenses	$59,508	$59,508	$997,942

Customer relationships	49,987	49,987	123,745

Internally developed technology	9,521	9,521	—

Acquired technology	—	—	130,515

Other	—	—	35,413

	119,016	119,016	1,287,615

Less accumulated amortization	(19,622)	—	(303,001)

	99,394	119,016	984,614

XO Trade name – indefinite life asset	16,662	16,662	—

	$116,056	$135,678	$984,614

     Amortization expense related to intangible assets for the reorganized Company’s three and nine months ended September 30, 2003 was $6.5 million and $19.6 million, respectively, and for the predecessor Company’s three and nine months ended September 30, 2002 was $26.3 million and $79.0 million, respectively. As of September 30, 2003, approximately $23.5 million of fixed wireless licenses are not being amortized as commercial services have not been deployed in the license’s geographic area.

     Goodwill

     In July 2001, SFAS No. 142 was issued and revised the accounting for purchased goodwill and intangible assets and superseded APB Opinion No. 17, “Intangible Assets” (“APB No. 17”). As described in greater detail in the 2002 Annual Report, the predecessor Company performed the required impairment tests of goodwill as of January 1, 2002, and as a result, during the first quarter of 2002, the predecessor Company recorded a $1.9 billion adjustment as a cumulative effect of accounting change to write-off all of its goodwill.

5. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

     In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”) was issued which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which the entity makes the legal or contractual commitment related to the removal obligation if a reasonable estimate of fair value can be made. The Company implemented SFAS No. 143 on January 1, 2003 in conjunction with its implementation of fresh start.

     The Company leases Internet data center facilities and various technical sites. Terminating and decommissioning these locations would require the removal of any XO assets and restoration of the leased space to its original condition. Accordingly, upon adoption of SFAS No. 143, the Company recorded an estimated asset retirement obligation of $12.0 million, which was estimated using management’s best estimate of the expected cash expenditures. The present value of the asset retirement obligation was calculated using a discount rate of 8.0% over a period of 5-20 years, which is representative of the estimated remaining period XO will occupy its data centers and technical facilities.

6. RESTRUCTURING CHARGES AND ASSET WRITE-DOWNS

     During the second half of 2001, and the first half of 2002, the Company implemented a plan to restructure certain of its business operations. The restructuring plan included reducing the Company’s discretionary spending, capital expenditures and workforce based on its assessment at that time of current and expected future market conditions and the divestiture of its European operations. As of September 30, 2003, the remaining restructuring accrual was $35.1 million, which relates primarily to payments due to landlords on exited leased facilities. The restructuring accrual has decreased from $79.0 million as of December 31, 2002, primarily due to payments associated with exited leased facilities and adjustments made in conjunction with the Company’s implementation of fresh start to appropriately reflect the remaining accrual at its net present value.

7. LONG-TERM DEBT

     As discussed in the 2002 Annual Report and in note 2, upon the Effective Date, the $1.0 billion of loans under the pre-petition senior secured credit facility were converted into 90.25 million shares of New Common Stock of the reorganized Company and $500.0 million of outstanding principal amount of loans under the New Credit Agreement. The maturity date of the outstanding principal under the New Credit Agreement is July 15, 2009 and automatic and permanent quarterly reductions of the principal amount commence on October 15, 2007. In the event that consolidated excess cash flow (as defined in the New Credit Agreement) for any fiscal quarter during the term of the agreement is greater than $25 million, at the request of the lender, the Company will pay an amount equal to

50% of such excess cash flow greater than $25 million toward the reduction of outstanding indebtedness. The security for the New Credit Agreement consists of all assets of XO Parent, including the stock of its direct and indirect subsidiaries, and all assets of virtually all of those subsidiaries.

     The New Credit Agreement limits additional indebtedness, liens, dividend payments and certain investments and transactions, and contains certain covenants with respect to EBITDA (earnings before interest, taxes, depreciation and amortization) requirements and maximum capital expenditures. The Company is also to maintain an unrestricted cash balance of $80 million at September 30, 2003, $45 million at December 31, 2003, and $25 million at the end of each fiscal quarter thereafter during the term of the New Credit Agreement. Under certain circumstances, the New Credit Agreement permits the Company to obtain a senior secured facility of up to $200.0 million, subject to reduction in an amount equal to any proceeds received from the exercise of rights in the Rights Offering. At September 30, 2003, long-term debt of $526.8 million including $500.0 million principal amount outstanding on the New Credit Agreement and $26.8 million of accrued interest thereon. More than 90% of the underlying loans of the New Credit Agreement are held by an entity controlled by Mr. Icahn.

     The Company is not required to pay cash interest accrued on the principal amount under the New Credit Agreement until it meets certain financial ratios; however the Company can elect to begin paying interest in cash prior to the required date. Loans under the New Credit Agreement bear interest, at the Company’s option, at an alternate base rate, as defined, or a Eurodollar rate, plus in each case, applicable margins. Once the Company begins to pay accrued interest in cash, the applicable margins are reduced. At September 30, 2003, the annualized weighted average interest rate applicable to outstanding borrowings under the New Credit Agreement was 7.52%.

     Also upon the Effective Date, all of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims were cancelled in exchange for (i) 4.75 million shares of New Common Stock (ii) warrants to purchase shares up to an additional 23.75 million shares of New Common Stock (iii) rights to purchase shares of New Common Stock in accordance with the terms of the Rights Offering and (iv) a portion of the cash consideration received by XO Parent in connection with the settlement and termination of the proposed investment transaction that was the basis for the first restructuring alternative contemplated by the Plan of Reorganization. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock and warrants to purchase approximately 6.2 million shares of New Common Stock in a reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims. These securities will be distributed upon final resolution of disputed XO Parent bankruptcy claims. Holders of pre-petition subordinated notes of XO Parent had their securities cancelled, and received a cash payment under certain terms as defined by the Plan of Reorganization and are entitled to participate in the Rights Offering.

8. STOCKHOLDERS’ EQUITY

     Pursuant to the Company’s Certificate of Incorporation that was adopted in connection with the Plan of Reorganization, the Company has the authority to issue 1,000.0 million shares of New Common Stock and 200.0 million shares of new undesignated preferred stock. As of September 30, 2003, approximately 96.2 million shares of New Common Stock had been issued, more than 80% of which were owned and controlled by an entity controlled by Mr. Icahn. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock for distribution to XO Parent’s pre-petition unsecured senior notes and pre-petition unsecured general claims after the resolution of disputed bankruptcy claims.

     As a result of the cancellation of the pre-petition senior notes and pre-petition general unsecured claims, discussed in note 2, pursuant to the Plan of Reorganization on January 16, 2003, such holders were granted, among other consideration, warrants to purchase shares up to an additional 23.75 million shares of New Common Stock.

     The warrants consist of:

•	Series A Warrants to purchase 9.5 million shares of New Common Stock at an exercise price of $6.25 per share;

•	Series B Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $7.50 per share; and

•	Series C Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $10.00 per share.

     As part of the distribution process, XO Parent is holding Series A Warrants to purchase approximately 2.5 million shares of New Common Stock, Series B Warrants to purchase approximately 1.8 million shares of New Common Stock and Series C Warrants to purchase approximately 1.8 million shares of New Common Stock in reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims after the resolution of disputed bankruptcy claims. The warrants are included in reorganized XO’s common stock in the accompanying condensed consolidated balance sheet. The warrants will expire 7 years after the date of issuance. The exercise price applicable to each respective series of warrants is subject to adjustment in certain events. Upon final distribution of warrants under the Plan of Reorganization, XO estimates the entity controlled by Mr. Icahn will own Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock.

     In accordance with the Plan of Reorganization, the first stage of the Rights Offering began on October 16, 2003 and will continue until 5:00 p.m., New York time on November 14, 2003 (the “Subscription Rights Expiration Date”). The thirty day second stage of the Rights Offering, if any, will begin as soon as commercially practicable after the Subscription Rights Expiration Date. Any proceeds of the Rights Offering will be used to pay down principal outstanding under the New Credit Agreement.

     The Company has a stock option plan that can further dilute investors if exercised. This plan is discussed further in note 11. On September 30, 2003, there were 2.4 million exercisable “in-the-money” stock options, which, if exercised, would have resulted in an additional 2.4 million shares of New Common Stock being issued.

9. OPERATING SEGMENTS

     The Company operates its business as one telecommunications segment and classifies its products and services revenues offered by its telecommunications services segment into voice services, data services and integrated voice and data services (dollars in thousands):

	Reorganized XO	Predecessor XO	Reorganized XO	Predecessor XO
	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Voice services	$140,387	$158,208	$441,129	$502,363

Data services	101,038	109,892	300,336	364,283

Integrated voice and data	38,008	33,426	107,978	93,765

Total revenue	$279,433	$301,526	$849,443	$960,411

10. RELATED PARTY TRANSACTIONS

     After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, an entity controlled by Mr. Icahn, holds more than 80% of the outstanding shares of New Common Stock. Of the warrants to be distributed under the Plan of Reorganization to holders of the pre-petition senior unsecured notes, it is estimated this Icahn controlled entity will receive Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock. As entities controlled by Mr. Icahn owned portions of XO’s predecessor unsecured debt, they are claimants in the Company’s bankruptcy reorganization and will receive approximately 40% of the rights to participate in its Rights Offering. If the Icahn affiliates elect to exercise these rights they could acquire additional shares of New Common Stock. In addition, more than 90% of the $500.0 million in loans outstanding under the New Credit Agreement are held by an entity which is also controlled by Mr. Icahn.

     Mr. Icahn, through various entities that he owns or controls, has the right to require XO to register, under the Securities Act of 1933, shares of New Common Stock held by such entities and to include shares of New Common Stock held by them in certain registration statements filed by XO, pursuant to a Registration Rights Agreement approved by the Bankruptcy Court in connection with the Company’s Chapter 11 proceedings.

     In February 2003, an entity controlled by Mr. Icahn, acquired ownership of the building in which XO headquarters is located in a transaction that was approved by the Bankruptcy Court. XO currently leases approximately 170,000 square feet of space in that building. In connection with its purchase of the building, the entity controlled by Mr. Icahn assumed the Company’s existing lease agreement and amended the lease to include certain terms that are more favorable to the Company. Pursuant to the assumed lease agreement, XO has paid $2.5 million in lease expense through September 30, 2003 and XO is obligated to pay approximately $16.1 million in the aggregate through the expiration of the initial term of the lease, which is November 30, 2007.

     XO Parent has entered into a Tax Allocation Agreement, dated January 16, 2003, between XO Parent and Starfire Holding Corporation (“Starfire”), the parent entity of the affiliated group of corporations controlled by Mr. Icahn, because it is contemplated that these Icahn controlled entities will be filing consolidated federal income tax returns, and possibly combined returns for state tax purposes. The Tax Allocation Agreement, which was approved by the Bankruptcy Court in connection with XO Parent’s Chapter 11 proceedings, establishes the methodology for the calculation and payment of income taxes in connection with the consolidation of the Company with Starfire for income tax purposes. Generally, the Tax Allocation Agreement provides that Starfire will pay all consolidated federal income taxes on behalf of the consolidated group that includes the Company, and the Company will make payments to Starfire in an amount equal to the tax liability, if any, that it would have if it were to file as a consolidated group separate and apart from Starfire.

     The Company provides certain telecommunications services to companies affiliated with Mr. Icahn. For the three and nine months ended September 30, 2003, the total revenue recognized on such services was $0.1million and $0.3 million respectively.

11. STOCK-BASED COMPENSATION

     Upon the Effective Date of the Plan of Reorganization, all options under the predecessor XO stock option plans were cancelled and the plans were terminated. Upon the Effective Date of the Plan of Reorganization, the XO Communications, Inc. 2002 Stock Incentive Plan (“the 2002 Stock Incentive Plan”) was adopted. Under the 2002 Stock Incentive Plan, the Company is authorized to issue awards for up to 17.6 million shares of New Common Stock in the form of restricted stock or options to purchase New Common Stock. Non-qualified options to purchase 10.8 million shares of New Common Stock have been granted and are outstanding as of September 30, 2003.

     On June 20, 2003, XO filed a registration statement covering the offer and sale of stock options and stock appreciation rights (“SARs”) to be granted in conjunction with the 2003 Employee Retention and Incentive Plan (the “2003 Retention Plan”) for an aggregate award of 1.9 million shares of New Common Stock (the “Retention Plan Awards”). In the third quarter of 2003, XO granted 208,375 options and 10,644 SARs in conjunction with the 2003 Retention Plan, 50% of which were vested and exercisable on the date of grant, with the remaining 50% vesting ratably every month over the next twenty four months following the month of grant. Additional grants may be made in 2004 if the Company attains certain financial goals in the second half of 2003. The financial goals and the terms of the Retention Plan were established by the Company’s Board of Directors. The per share exercise price for the Retention Plan Awards was set at $5.84. Compensation expenses were approximately $0.2 million and $0.4 million for the three and nine months ended September 30, 2003, respectively.

12. COMMITMENTS AND CONTINGENCIES

     Legal Proceedings

     The Company is not currently a party to any other legal proceedings, other than regulatory and other proceedings that are in the normal course of business. However, as discussed above, although XO Parent has consummated its Plan of Reorganization and emerged from its Chapter 11 proceedings, disputes with respect to the amount of allowed claims owed by XO Parent to certain of its general unsecured creditors, and claims of certain professionals remain outstanding. In addition, a party has filed a complaint in the Bankruptcy Court seeking relief from the court’s order confirming the Plan of Reorganization and a declaratory judgment that such party’s derivative suit for the benefit of the Company against a former director of XO Parent and an affiliate of that director should not be released by the confirmation order. While the outcome of these matters, or any other relief that may be granted, is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

     Investment in Debt Securities

     During the second quarter of 2003, XO liquidated its entire portfolio of marketable securities which consisted of an investment portfolio containing U.S. government agency issued and other securities with a duration of less than one year. The Company invested a portion of the proceeds, $158.5 million, in $761.1 million principal amount of senior secured debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If the Company chooses to liquidate its investment in this debt, it may not be able to locate a buyer that would allow it to liquidate the debt in a timely fashion to recover the amount paid. Accordingly, it cannot be assured that the Company will be able to dispose of the investment for an amount equal to or greater than the amount it paid for it. The distribution that may be received upon consummation of Global Crossing’s bankruptcy case is expected to have a value greater than this investment. However, no assurance can be made by the Company as to the timing of Global Crossing’s emergence from bankruptcy.

     Prepaid Calling Card Tax Matter

     On July 26, 2002, the Company was advised by the staff of the Commission that it was conducting an informal inquiry primarily relating to the Company’s obligations with respect to, and its accrual of liabilities for, specified federal excise and state sales tax and similar tax obligations arising in connection with prepaid calling card services and relating to certain other matters. On July 29, 2003, the Company was notified by the Commission that the investigation was terminated and no enforcement action has been recommended.

     Unfunded Affiliate Pension Obligation

     As entities controlled by Mr. Icahn hold over 80% of the outstanding New Common Stock, applicable pension and tax laws make each member of a plan sponsor’s “controlled group” (generally defined as entities in which there is at least an 80% common ownership interest) jointly and severally liable for certain pension plan obligations of the plan sponsor. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation, (the “PBGC”) against the assets of each member of the plan sponsor’s controlled group.

     As a result of the more than 80% ownership interest in XO Parent by entities controlled by Mr. Icahn’s affiliates, XO Parent and its subsidiaries will be subject to the pension liabilities of any entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%, which includes ACF Industries, Inc. (“ACF”), which is the sponsor of certain pension plans. As most recently reported by the ACF plans’ actuaries, pension plans maintained by ACF are underfunded in the aggregate by approximately $14.0 million on an ongoing actuarial basis and by approximately $102.0 million if those plans were terminated. As a member of the same controlled group, XO Parent and each of its subsidiaries would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the ACF pension plans.

     The current underfunded status of the ACF pension plans requires ACF to notify the PBGC if XO Parent or its subsidiaries cease to be a member of the ACF controlled group. In addition, so long as entities controlled by Mr. Icahn holds more than 80% of the Company’s New Common Stock, certain other “reportable events,” including certain extraordinary dividends and stock redemptions, must be reported to the PBGC.

13. SUBSEQUENT EVENT

     On November 14, 2003, the first stage of a Rights Offering in which the Company issued non-transferable rights to its pre-petition junior creditors and shareholders closed. In this first stage, rights to purchase 32.5 million shares of New Common Stock at $5.00 per share for an aggregate purchase price of $162.5 million were exercised. Those shares and the shares issuable upon the exercise of rights in the second stage of the Rights Offering will be issued after the closing of the second stage of the Rights Offering. The second stage of the Rights Offering will commence on December 5, 2003 and close on January 5, 2004.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying Prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying Prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

Prospectus Supplement

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION	S-1

THE OFFERING	S-3

RISK FACTORS	S-5

DESCRIPTION OF THE OFFERING	S-7

PLAN OF DISTRIBUTION	S-12

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	S-13

LEGAL MATTERS	S-14

WHERE YOU CAN FIND MORE INFORMATION	S-15

RECENT FINANCIAL INFORMATION	SF-1

XO Communications, Inc.

Rights Offering

7,496,606
Shares of Common Stock,
$0.01 par value,
at $5.00 per share

PROSPECTUS
SUPPLEMENT

December 5, 2003